The British Land Company PLC

82-34741

RECEIVED
2007 JAN 10 A 9:22

SEC Headquarters
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

07020223

2nd January 2007

Dear Sir/Madam,

British Land Level One ADR Programme
CUSIP: 110828100

Please find enclosed for your information British Land's Report and Accounts for the year ending 30th September 2006 and copies of all press releases up to the 31st December 2006.

Yours faithfully

Rebecca Scudamore
Assistant Secretary

PROCESSED
JAN 16 2007
THOMSON
FINANCIAL

Enc.

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com
Registered Office at business address Reg No 621920 England – Established in 1856

British Land

Willis

The Willis Building Reaches Construction Milestone

27 September 2006

The British Land Company's 'Willis Building', the largest pre-let office development under construction in the City of London, has been officially "topped out" at a special ceremony.

The building is pre-let to leading insurance broker The Willis Group and occupies a prime site directly opposite Lloyds of London at 51 Lime Street.

Designed by architects Foster and Partners, it comprises two adjoining buildings of 10 and 29 storeys, totaling 44,130 sq m (475,000 sq ft) and rising to a height of 125m. Completion is scheduled for early 2007 when it will become the fourth tallest building in the City and house around 2,200 people.

Sir John Ritblat, Chairman of British Land, said: "The Willis Building is an important element of British Land's major development programme which will deliver 3.5 million sq ft of well timed, London office space between now and 2010.

"This striking new edition to the London sky-line is designed by Foster and Partners to the highest British Land specification. The building's attractiveness and desirability is well evidenced by it being the biggest pre-let development under construction in the City. I am delighted to have reached this important construction milestone."

"This is a great day in the development of what will be a truly terrific building in the heart of London's insurance district," said Joe Plumeri, Chairman and CEO of Willis Group Holdings. "Some people look at the structure here and all they see is metal. I look at it and I see dreams coming true – I see a great building that will not only contribute to this vibrant area and city but also to the changing nature of the global insurance industry. We are thrilled with the partnership we have with British Land and look forward to calling The Willis Building, here at 51 Lime Street, our new home."

The project team, led by British Land and its development managers, Stanhope, worked to the highest standards of commitment to environmental best practice. The building received an "Excellent" BREEAM (Building Research Establishment Environmental Assessment Method) rating - the highest available - in early September, based on 2006 method. To reduce air conditioning usage, the building was designed as a study in shading devices as a response to solar gain issues. Foster & Partners also introduced a six-story planted "Green Wall" concept on the existing north side facades to encourage biodiversity on the site.

- Ends -

British Land

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Press releases

Blythe Valley Park Second Phase Receives Approval

16/10/2006

British Land, owner of Blythe Valley Business Park, has been granted planning permission to develop a second phase on the 256 acre West Midlands site creating 800,000 sq ft of new high quality office space. This brings the total consented to 2 million sq ft.

It is estimated that the landmark development, off junction 4 of the M42, could bring more than five thousand jobs to the Midlands having received the go-ahead from Solihull planners. The award-winning business park already employs more than 3,000 people and combines 625,000 sq ft of high specification office space.

The new £200 million phase in the business park's development will be surrounded by 14 hectares of country parkland. Robert Samuel, Director British Land Developments, said: "Blythe Valley Business Park is already considered to be one of the UK's leading business locations which has helped to bring significant investment to the region."

"The next phase of the development will build on that success by creating more high quality office space and providing thousands of new jobs. We will also concentrate on maintaining the sustainable principles that have made the park so unique by developing a further 14 hectares of new country parkland. It is an exciting new step for Blythe Valley Park and we expect the next phase to follow on from its initial success."

Businesses already based at Blyth Valley Business Park include Regus, UK Athletics, Virgin and British Gas.

Lynda Hackwell, Head of Community & Economic Regeneration at Solihull Metropolitan Borough Council - which is a partner in the park - said: "Blythe Valley Park is an important part of Solihull's offer as a business location, securing employment and investment in the Borough. "

"The park has already attracted many well know businesses to the area, the second phase will build on this success, providing a fantastic opportunity for British Land and Solihull."

"Solihull Council looks forward to working with British Land in securing further investment on the site and realising the unique potential of the assets for Solihull and the West Midlands."

"We will work together in capturing both the economic and community benefits for Solihull."

For further Information:

Laura De Vere, Director Corporate Communications, 0207 467 2920

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Last Updated: 19 October 2006

British Land

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Home > Media > Press releases > HUT - Hercules lettings - Shutopia takes 10,000 sq ft of out-of-town space

Press releases

HUT - Hercules lettings - Shutopia takes 10,000 sq ft of out-of-town space

20/10/2006

Stylo Barratt, the fashion shoe retailer has opened two new stores at Parkgate and Borehamwood Shopping Parks trading as Shutopia. This represents the brand's first move to an out-of-town location. Both parks are owned by the Hercules Unit Trust ("HUT"), a specialist retail warehouse fund advised by British Land Property Advisers Limited and managed by Schroders.

At Parkgate, the 561,612 sq ft shopping park in Rotherham, South Yorkshire, Shutopia has taken 5,000 sq ft at a rent of £48.00 psf, rising to £50.00 in year five.
Parkgate is currently ranked as the fourth largest retail park in the UK* and has a tenant line-up including Marks & Spencer, New Look, Next, TK Maxx, HMV and Bhs.
At Borehamwood Shopping Park, Borehamwood, Hertfordshire, Shutopia have also taken a 5,000 sq ft at £32.00 psf. Borehamwood Shopping Park offers 244,038 sq ft of space with a tenant mix including Outfit, Next, Boots and W H Smith.

Andrew Jones of British Land Property Advisers Limited commented:

"We are very pleased to have secured the first two out-of-town locations for Stylo Barratt's new concept store, Shutopia. It is the scale and quality of Hercules' portfolio which enables us to be flexible and meet the retailers' requirements."

HUT was represented by Wilkinson Williams and Harvey Spack Field on both lettings. Shutopia was represented by CB Richard Ellis.

* Source: Trevor Wood Associates: The Definitive Guide to Retail & Leisure Parks 2006.

Enquiries:

British Land Property Advisers Limited
Andrew Jones/Louise Maskell +44 (0)20 7486 4466

Schroders
Michael Clarke +44 (0)20 7658 6000

Financial Dynamics
Dido Laurimore +44 (0)20 7831 3113

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Notes to Editors

The Hercules Unit Trust (HUT)

HUT is the UK's largest specialist property unit trust, with a property portfolio valued at in excess of £3.2 billion and comprising 22 retail and shopping parks (at 30 September 2006), including Glasgow Fort Shopping Park, Glasgow; Fort Kinnaird Shopping Park, Edinburgh and New Mersey Retail Park in Speke, Liverpool. The portfolio totals 5.3 million sq ft of retail park space and key tenants include Next, Boots, Arcadia, Marks & Spencer, Argos, WH Smith, Sports World, JJB Sports and B&Q.

British Land's share of the Hercules Unit Trust is 36.3% as at September 2006.

Details of the properties held in The Hercules Unit Trust are available at www.britishland.com . For further information: http://hercules.schroders.com

HUT was created in September 2000 as a closed-ended Jersey property unit trust to invest in properties in major retail warehouse or shopping park locations in the United Kingdom. Its investment objective is to achieve an annual ungeared total return above the IPD Retail Warehouse Universe Benchmark over the life of the trust. HUT has an initial life of ten years from September 2000, subject to any extension authorised by HUT unitholders.

British Land Property Advisers Limited, property adviser to HUT, is a subsidiary of British Land. British Land is a UK listed property company with the largest portfolio of owned and

managed assets of £19.4 billion at 30 June 2006. For more details visit www.britishland.com

The manager of HUT is Schroder Property Managers (Jersey) Limited ("SPMJ"), a whollyowned subsidiary of Schroders plc. Schroder Property Managers (Jersey) Limited is one of the largest managers of Jersey Property Unit Trusts with 12 Trusts covering various sectors of the UK market. These vehicles enable gross and net investors to co-invest in a tax efficient manner.

Jersey based specialist property unit trusts are becoming an increasingly attractive property investment route for institutional investors because:

They offer a low cost route into property portfolios which, because of capital constraints, may otherwise not be available to them;

Investors benefit from the unit trust being managed by specialists in the relevant property sector, who coinvest in the funds and are incentivised to perform; Jersey unit trusts are tax transparent and available to all investors.

HUT is a collective investment scheme within the meaning of Section 235 of the Financial Services and Markets Act ("FSMA"). It is not an authorised unit trust scheme, OEIC or recognised scheme within the meaning of the FSMA and therefore constitutes an unregulated collective investment scheme. As an unregulated collective investment scheme, the distribution and promotion of units are restricted, for the purposes of Sections 21 and 238 of the FSMA, to persons who are themselves authorised under the FSMA or who otherwise fall within the categories or exceptions made under Sections 21 and 238. All or most of the protections provided by the UK regulatory system do not apply to investment in the HUT and compensation under the Financial Services Compensation Scheme will not be available. Potential investors should be aware that past performance is not a guide to the future. The price of units and the income from them may fluctuate upwards or downwards and cannot be guaranteed. Property based pooled vehicles such as property unit trusts, invest in real property, the value of which is generally a matter of a valuer's opinion. It may be difficult to deal in the units or to sell them at a reasonable price because the underlying property may not be readily saleable. There is no recognised market for units in HUT and, as a result, reliable information about the value of units in HUT or the extent of the risks to which they are exposed may not be readily available.

This press release is not intended as an offer or solicitation for the purchase or sale of any financial instrument. The material is not intended to provide, and should not be relied on for accounting, legal or tax advice, or investment recommendations.

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Last Updated: 20 October 2006

The British Land Company PLC

20 November 2006

BRITISH LAND PLANS £1.015 BILLION MEADOWHALL REFINANCING REDUCING GROUP INTEREST COST BY £3 MILLION PER ANNUM

The British Land Company PLC ("British Land") announces plans for a refinancing of its Meadowhall shopping centre ("Meadowhall")(1) which is securitised through Meadowhall CMR Finance plc. Meadowhall will be refinanced by a new simplified securitisation issued by Meadowhall Finance PLC, a wholly owned subsidiary of British Land. The proposed refinancing, which unlocks value for both British Land and existing bondholders, is expected to amount to £1,015 million(2). The new financing is expected to have a weighted average interest rate of approximately 4.9%.

The refinancing follows on from the success of, and positive investor reception to, the similar exercises carried out in March 2005 on British Land's £2.1 billion Broadgate securitisation and in February 2006 on British Land's £750 million BL Superstores securitisation.

Highlights

- Group interest costs reduced by £3 million per annum
- Financing costs of Meadowhall reduced from 5.5% to 4.9%(3)
- Group weighted average cost of debt reduced by approximately 10bps
- Pre-tax exceptional charge of £50 million mainly due to difference between the redemption value and book/nominal value of existing debt
- EPRA NAV reduced by 6 pence per share; EPRA NNNAV virtually unchanged
- The new simplified structure will provide significant rating improvements for existing bondholders

Commenting on the Proposed Transaction, Graham Roberts, Finance Director of British Land, said: "This major refinancing of Meadowhall unlocks significant additional value for bondholders and British Land. Bondholders will benefit from a simplified structure and significant rating improvements; for shareholders there is improved financing flexibility, prior to our anticipated change to REIT status, allowing reduced interest charges going forward. The Proposals have been approved by a Special Committee of the ABI representing 43% of the existing fixed rate bonds."

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 F +44 (0)20 7935 5552 W www.britishland.com

Enquiries:

The British Land Company PLC	
Graham Roberts, Finance Director	**Tel.: +44 20 7467 2948**
Peter Clarke, Executive Officer	**Tel.: +44 20 7467 2886**
Morgan Stanley	
Cecilia Tarrant, Executive Director	**Tel.: +44 20 7677 5350**
Christopher Rees, Executive Director	**Tel.: +44 20 7677 8009**
The Royal Bank of Scotland	
Andrew Burton, Head of Liability Management	**Tel.: +44 20 7085 8056**
Paul Crawford, Securitisation Director	**Tel.: +44 20 7085 5165**
UBS Investment Bank	
Leland Bunch, Executive Director	**Tel.: +44 20 7568 5390**
Duane Hebert, Executive Director	**Tel.: +44 20 7567 7480**
Finsbury	
Gordon Simpson	**Tel.: +44 20 7251 3081**

Notes:

(1) At 20 November 2006, Meadowhall CMR Finance plc had £852.5 million of bonds outstanding.

(2) Throughout this announcement, the nominal value and coupons of the New Bonds are stated based on market pricing as of 13 November 2006.

(3) Throughout this announcement, the financial effects of the Proposed Transaction on British Land are stated on a pro forma basis as though it had completed on 30 June 2006 assuming the number of shares in issue as at that date and using the assumed nominal value and coupons of the New Bonds as described in note (2) above. The actual financial effects, including the nominal value and coupons of the New Bonds issued and the accounting charge that will be incurred by British Land, will be determined by interest rates on the Pricing Date.

Background

The Meadowhall financing was funded through an issue of bonds by Meadowhall CMR Finance plc (the "Existing Bonds"), in December 2001. Meadowhall is a super-regional shopping centre located 3 miles from Sheffield city centre. Since December 2001, the value of Meadowhall has increased from £1,280 million to £1,612 million as of 30 June, 2006, and the rental income has increased from £60 million at the time of the original securitisation to £72.9 million as of October 2006.

The Proposed Transaction

Meadowhall Finance PLC, a wholly owned subsidiary of British Land, is proposing to issue new bonds totalling approximately £1,015 million (the "New Bonds") secured on Meadowhall. The outstanding £853 million of Existing Bonds are proposed to be redeemed.

Under the Proposed Transaction, which is subject to the approval of holders of each class of the Existing Fixed Rate Bonds (as defined below):

- British Land will be moving the Meadowhall financing to a simplified CMBS structure in line with current rating agency requirements. The proposed covenant changes will closely follow those in its Broadgate and BL Superstores securitisations, including modified provisions relating to the Issuer's ability to issue further debt
- The Existing Bonds will be refinanced as follows:
  - £736 million of Existing Bonds with fixed rate coupons (the "Existing Fixed Rate Bonds") will be redeemed at the applicable redemption price. Subject to certain exceptions, the redemption price will be settled by delivery of new fixed rate bonds issued by Meadowhall Finance PLC (the "New Fixed Rate Bonds") to the holders of Existing Fixed Rate Bonds. The New Fixed Rate Bonds will be priced at par and issued with a compensating increase in nominal value of approximately £39 million, calculated at the yield to maturity commensurate with the relevant class of Existing Fixed Rate Bonds as described in the Consent Solicitation Document being published today, and with new lower coupons which are expected to reflect the current market for similarly rated securities. Accrued interest will be paid in cash. The New Class B Fixed Rate Bonds are expected to be rated AA/AA 3 notches higher than the Existing Class B Fixed Rate Bonds rated A/A.
  - The remaining £116 million of the Existing Bonds which have floating rate coupons (the "Existing Floating Rate Bonds") will be redeemed in cash on the interest payment date falling due in January 2007 in accordance with their terms.

Following the Proposed Transaction, it is expected that the total nominal value of the outstanding Meadowhall debt will be approximately £1,015 million. The actual amount will depend on the final pricing determined by reference to interest rates on a date closer to the date of settlement (the "Pricing Date").

A Consent Solicitation Document (containing a preliminary offering circular in respect of the New Bonds) is being published by Meadowhall CMR Finance plc today setting out proposals to the Existing Fixed Rate Bondholders in respect of the redemption of the Existing Bonds (the "Proposals") and setting out terms for the New Bonds.

The Consent Solicitation Document contains notices convening meetings of each class of the Existing Fixed Rate Bondholders to be held on 12 December 2006 to consider and, if thought fit, approve Extraordinary Resolutions to effect the Proposals. Subject to the Proposals being approved, and the conditions specified in the Consent Solicitation Document being satisfied or (if capable of waiver) waived, Existing Fixed Rate Bondholders who deliver valid voting instructions as required by the Consent Solicitation Document (which, subject as provided in the Consent Solicitation Document, are not subsequently revoked or withdrawn) before 2.00 pm on 5 December 2006 will be entitled to receive a fee payable in cash in an amount equal to 0.20% of the current nominal principal amount of their Existing Fixed Rate Bonds (the "Early Solicitation Fee"). The expiration date for Existing Fixed Rate Bondholders to submit completed voting instructions in order to vote at the meetings is 9.00 am on 8 December 2006. Assuming the Proposals are approved, the Proposed Transaction is expected to close shortly thereafter in 2006.

Effect on Existing Bondholders

Holders of Existing Fixed Rate Bonds will receive New Fixed Rate Bonds with a compensating increase in nominal value of approximately £39 million, calculated at the yield to maturity commensurate with the relevant class of Existing Fixed Rate Bonds as described in the Consent Solicitation Document, and with new lower coupons which are expected to reflect the current market levels for similarly rated securities.

The Class A2 and C1 Existing Floating Rate Bonds will be redeemed at par on the interest payment date falling due in January 2007. Class A2, M1 and C1 New Floating Rate Bonds will be issued at current market levels.

Benefits for Existing Fixed Rate Bondholders

The Proposed Transaction offers a number of benefits to the Existing Fixed Rate Bondholders including:

- the New Fixed Rate Bonds will benefit from a less complex structure than the Existing Fixed Rate Bonds
- as an incentive to Existing Class A1 Fixed Rate Bondholders to vote in favour of the Proposals, provided the Proposals are passed by each Class of the Existing Fixed Rate Bonds, the Existing Class A1 Fixed Rate Bondholders will be paid a fee (the "Implementation Fee");
- as an incentive to Existing Class B Fixed Rate Bondholders to vote in favour of the Proposals, the Existing Class B Fixed Rate Bonds will be redeemed at a premium to where they were trading prior to announcement of the Proposed Transaction, approximately equivalent to the value of the Implementation Fee;
- the New Class B Fixed Rate Bonds are expected to achieve ratings higher than those that currently apply to the Existing Class B Fixed Rate Bonds.
- the issuance of the New Class M1 and Class C1 Floating Rate Bonds subordinate to the New Class A1 and Class B Fixed Rate Bonds and the New Class A2 Floating Rate Bonds will improve the credit metrics of the New Fixed Rate Bonds when compared with the Existing Fixed Rate Bonds;
- by receiving New Fixed Rate Bonds of an increased nominal amount, calculated at current market rates in respect of the Existing Class A1 Fixed Rate Bonds and at a premium to current market rates in respect of the Existing Class B Fixed Rate Bonds, Existing Fixed Rate Bondholders will obtain security over the premium to nominal value at which the Existing Fixed Rate Bonds are currently trading; and
- market liquidity for the New Fixed Rate Bonds may increase slightly as a result of the increase in the aggregate issue size, with the total value of outstanding New Fixed Rate Bonds in issue increasing by approximately 6% above the total value of the Existing Fixed Rate Bonds currently in issue.

A Special Committee of the Association of British Insurers, representing approximately 43% of the principal amount outstanding of the Existing Fixed Rate Bonds, has considered the proposals. The members of the Special Committee have indicated that they find the proposals acceptable, that they intend to vote in favour of the Proposals in respect of their holdings and that they will be inviting other ABI members to consider a similar course of action.

Effect on British Land

Under the Proposed Transaction, British Land will be raising approximately £1,015 million of financing secured on Meadowhall in a simplified structure with improved covenants and sufficient operational flexibility to address its business needs going forward.

British Land will incur a pre-tax exceptional charge of approximately £50 million,[(4)] mainly due to the difference between the redemption value and book/nominal value of its existing debt. However, the Proposed Transaction reduces future interest costs and is expected to result in a positive impact on pre-tax profits of approximately £3 million per annum. The Proposed Transaction is expected to reduce the weighted average cost of debt secured on Meadowhall from the current 5.5% to approximately 4.9% and reduce British Land's ongoing headline cost of debt overall on a pro forma basis by approximately 10bps.

The impact of the exceptional charge will be to reduce EPRA net asset value[(5)] ("EPRA NAV") by £32 million, equivalent to 6 pence per fully diluted share as at 30 June 2006. However, there will be virtually no effect on British Land's EPRA NNNAV, "triple net" asset value, that is EPRA NAV less fair value adjustments for debt and derivatives and the deferred taxation on revaluations and capital allowances.

The Proposed Transaction, which is subject to the approval of holders of each class of the Existing Fixed Rate Bonds, is expected to close in December 2006.

Notes:

(4) The exceptional charge includes an amount relating to the Early Solicitation Fee, which is assumed to be payable to all Existing Fixed Rate Bondholders, though the actual amount will depend on the number of such bondholders submitting their voting instructions in the required form on or prior to 5 December 2006.

(5) EPRA net asset value per diluted share as at 30 June 2006 of 1,592 pence, is stated in accordance with the Best Practices Policy Recommendation, issued by The European Public Real Estate Association ("EPRA") in January 2006. The EPRA NAV per share includes the external valuation surplus on trading properties but excludes the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances, calculated on a fully diluted basis.

Indicative terms of the Proposals

Under the Proposals, the yield at which the Existing Fixed Rate Bonds will be redeemed will be equal to the sum of the relevant Benchmark Reference Security Yield on the Pricing Date and the applicable fixed spread as stated in the table, expressed on an annual 30/360 day count basis, compounded quarterly. Subject to certain exceptions, the redemption price will be settled by delivery to the holders of New Fixed Rate Bonds priced in line with current market levels for similarly rated securities.

Indicative terms of the Proposals to Existing Fixed Rate Bondholders based on yields on 13 November 2006 are summarised in the table below.

Class	Existing Nominal	Existing Coupon	Final Maturity	Benchmark Reference Security	Redemption Spread	New Nominal (6)	New Issue Spread	New Coupon (6)
A1	£580m	5.26%	2032	UKT 4 3/4's of 2020	45 bps	£603m	45 bps	4.90%
B	£156m	5.79%	2032	UKT 5's of 2025	58 bps	£172m	58 bps	4.89%
	£736m	**5.37%**(7)				**£775m**	48 bps	4.89%

(6) Illustrative pro forma based on market pricing at the close of business on 13 November 2006. Final pricing will be determined by reference to yields on the relevant Benchmark Reference Securities on the Pricing Date. Existing Fixed Rate Bondholders will also receive accrued interest payable and the Early Solicitation Fee (as applicable) in cash.

(7) Average cost of debt weighted by nominal value.

Important notice

The contents of this press release, which have been prepared by and are the sole responsibility of British Land, have been approved by Morgan Stanley & Co. International Limited ("Morgan Stanley") solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. Morgan Stanley, together with The Royal Bank of Scotland plc ("RBS") and UBS Limited ("UBS"), are acting for Meadowhall CMR Finance plc, British Land and Meadowhall Finance PLC in connection with the Proposed Transaction and no one else, and will not be responsible to anyone other than Meadowhall CMR Finance plc, British Land and Meadowhall Finance PLC for providing the protections offered to clients of Morgan Stanley, RBS and/or UBS nor for providing advice in relation to the Proposed Transaction. The address of Morgan Stanley is 25 Cabot Square, Canary Wharf, London E14 4QA.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities of Meadowhall Finance PLC. Nothing in this press release constitutes advice on the merits of buying or selling a particular investment or exercising any right conferred by the securities described herein. Any investment decision as to any purchase of securities referred to herein must be made solely on the basis of information contained in the final form of the offering circular of Meadowhall Finance PLC and no reliance may be placed on the completeness or accuracy of the information contained in this press release.

Securities are not suitable for everyone. The value of securities can go down as well as up. You should not deal in securities unless you understand their nature and the extent of your exposure to risk. You should be satisfied that they are suitable for you in the light of your circumstances and financial position. If you are in any doubt you should consult an appropriately qualified financial advisor.

Notes to editors:

Meadowhall is a super-regional shopping centre located 3 miles from Sheffield city centre in England

The current property value, as of 30 June 2006, is £1,612 million, with passing rent of £72.9 million as of October 2006; however, there are a number of rent reviews currently under negotiation, expected to be settled before the closing of the transaction. The current stabilised rent is £75.2 million.

Morgan Stanley & Co. International Limited is acting as Arranger and Sole Bookrunner and Morgan Stanley & Co. International Limited, The Royal Bank of Scotland plc and UBS Limited are acting as Solicitation Agents and Joint Lead Managers in connection with the Proposed Transaction.

The British Land Company PLC

21 November 2006

PRELIMINARY ANNOUNCEMENT

THE BRITISH LAND COMPANY PLC

INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2006

Financial Highlights:

Net Asset Value[1] per share 1624 pence, up 11% underlying[2] 9% headline
- NAV per share up 29% in 12 months
- EPRA Net Assets[1] £8.6 billion
- Net Assets £6.6 billion

Total return[3] 12% for six months, underlying[2]

Underlying pre-tax profit[4] up 27% to £130 million
- Headline pre-tax profit[5] £702 million
- Profit on ordinary activities before tax £670 million

Underlying earnings per share[4] up 33% to 20 pence
- Headline earnings per share 111 pence
- Interim dividend up 8% to 5.6 pence per share

Portfolio valuation increase 6.2% in six months
- Valuation uplift led by London Offices and Out of Town Retail
- Comparable with IPD data

Properties owned or managed £19.8 billion

Business Highlights:

Delivering on our promises to renew and work the business hard
- £1.7 billion (gross) of asset turnover in six months; tightening focus, recycling capital, improving growth prospects
- London Offices development programme is accelerating; customer focused with good prospects
- £1 billion debenture refinancing; reducing future interest expense
- Like for like rental value growth of 2.8% (IPD 1.8%) underlines growth prospects for British Land's prime space

On track for REIT conversion on 1 January 2007. First full year REIT dividends not less than 33 pence per share – 94% higher than 2005/6

Board succession plans announced at AGM on 14 July 2006

Market leadership in prime London Offices and Out of Town Retail – a strong platform for outperformance

[1] EPRA (European Public Real Estate Association) basis – see Note 1 to the accounts
[2] before debenture refinancing charge
[3] increase in EPRA NAV plus dividends paid
[4] see Note 1 to the accounts
[5] with proportional consolidation of Funds and Joint Ventures – see Table A

10 Cornwall Terrace Regent's Park London NW1 4QP
T +44 (0)20 7486 4466 **F** +44 (0)20 7935 5552 **W** www.britishland.com

Sir John Ritblat, Chairman, said: "This is my last report as Chairman of British Land. I could not be more pleased, therefore, to record that British Land is in sparkling form.

"We are specialists – commercial property specialists. We offer shareholders both large and small a superb platform to enjoy the secure growth that commercial property offers, spiced up by our active management and deal-doing.

"Property is a long-term business, and that is both its charm and its challenge. Buildings are around for many years and can deliver the most lucrative rewards to the patient investor – and we have the long-term rental cash flows to service our needs irrespective of cycles.

"It has been a privilege to lead the Company and, as Honorary President, I will derive great satisfaction in watching British Land adapt to change, evolve and continue to flourish."

Stephen Hester, Chief Executive, said: "Our strategy is working well. We are creating shareholder value through an intense focus on meeting customer needs with actively managed, efficiently financed real estate.

"We intend to make the REIT election with effect from 1 January 2007. We believe that the REITs regime will reinforce the competitive position of quoted property companies like British Land, offering focused real estate investment with a pre-eminent combination of performance, scale and accessibility.

"We bid farewell to our outgoing Chairman, Sir John Ritblat, who above all others created the industry leader we see in British Land today. His contribution to the Company and our industry has been immense."

The full preliminary results report follows.

This preliminary announcement, the slides from our interim results presentation and Stephen Hester's interview with Cantos can be viewed on our website www.britishland.com

British Land:
Laura de Vere 020 7467 2920

Finsbury:
Gordon Simpson 020 7251 3801
Ed Simpkins

STATEMENT BY THE CHAIRMAN, SIR JOHN RITBLAT

This is my last report as Chairman of British Land. I could not be more pleased, therefore, to record that British Land is in sparkling form.

British Land Today

Over the last 36 years we have grown successfully to £19.8 billion of prime property assets owned and managed today. In 1970 British Land had net assets of just £20 million. At 30 September 2006 the EPRA Net Asset Value is £8.6 billion, 1624 pence per share, and we report a total return for the first half of 12% before refinancing charges.

We are specialists – commercial property specialists. As such we offer shareholders both large and small a superb platform to enjoy the secure growth that commercial property offers, spiced up by our active management and deal-doing. We have an enduring business model that continues to serve shareholders well. In a world of international investment flows, our size allows us to compete for capital among the pre-eminent real estate players globally – whilst our performance underpins the investment case and importantly, we have the long-term rental cash flows to service our needs irrespective of cycles.

REITs

This is also the Company's last report to shareholders before making the attractive change to REIT status. We are calling an EGM on 20 December at which we will put to shareholders the changes to our Articles of Association necessary before we can elect into the new REIT regime from 1 January 2007. The REIT regime advances UK quoted property companies, removing the tax disadvantage versus other property market investors that has held back the sector and its valuation. I am confident British Land will be a leader of the new regime, offering an attractive and secure but still lively investment, exploiting its size and expertise to benefit our customers and the continued modernisation of the UK's built environment.

An important element of REITs is higher cash distributions for shareholders. Reflecting our continued growth in profits, we are pleased to announce today an 8% increase to the interim dividend to 5.6 pence per share. Thereafter we will switch to payment of dividends quarterly – smoothing cash flows for shareholders that are more reflective of the long-term continuous rental inflows that so distinguish our business.

Our first quarterly dividend will be paid in May in respect of the three month period to 31 December 2006 and will be 6.5 pence per share. Our first dividend in respect of REIT trading will be 8.25 pence for the quarter to 31 March 2007, paid in August. In respect of our first fiscal year as a REIT, we expect the four quarterly dividends together to total no less than 33 pence, which would be 94% up on the dividend paid for our 2005/6 financial year.

British Land will continue to direct its strategy towards long-term growth in income and creating superior total returns. Dividends and their growth will be a more important component of return than before, but still only an element alongside capital appreciation.

Board & Management Transition

At the AGM in July I was pleased to welcome four new directors. Andrew Jones and Tim Roberts are fulfilling valuable roles in charge of Retail and Offices respectively. It is a pleasure to have Kate Swann and Lord Turnbull in their non-executive capacity. My successor as Chairman, Dr. Chris Gibson-Smith, is primed for office, complemented by Sir David Michels who steps up to the post of Senior Independent Director.

The transition at Board and Management levels, begun two years ago with the appointment of Stephen Hester as Chief Executive, is now complete and has gone well. I have every confidence in the strength of our business model and pride in the outstanding portfolio which are continuing in such good hands.

Industry

Property is a long-term business, and that is both its charm and its challenge. Buildings are around for many years and can deliver the most lucrative rewards to the patient investor – provided of course that the original decisions were savvy!

This is not to suggest that lethargy is the route to profit – opportunities have to be seized quickly and boldly. Long-term holdings such as Plantation Place were a profitable investment for over 30 years and then provided a further significant boost on redevelopment.

The charm element of property is dealing with a relatively small charmed circle, and this is something that has made for some very enjoyable acquaintances not just for my thirty-six years with British Land but nearly fifty-five years in real estate.

Where there has been a change which remains debatable, is the excessive proliferation of regulation and interference in every aspect of the industry. Some of course good and some less so but what is for sure is that the sheer complexity is time consuming and puts up the costs enormously. In earlier decades aspirations ran to being a doctor or a lawyer, nowadays you might aspire to be a Brussels based environmental consultant instead!

As Macaulay opined in 1830, the natural rate of interest is 5% and by the same token the yield correction which has taken place establishes a return to long-term trend. I believe we can look forward to stable growth in rents. It may be that we shall be the beneficiary in an era of low interest rates as investors come to appreciate the benefit of the inflation hedge.

So, in closing, may I thank all at British Land, and those who have retired after sterling service, for their efforts and their loyalty which have allowed us to come so far and yet be so well placed to prosper in the future. It has been a privilege to lead the Company and, as Honorary President, I will derive great satisfaction in watching British Land adapt to change, evolve and continue to flourish.

REVIEW BY THE CHIEF EXECUTIVE, STEPHEN HESTER

British Land is reporting a strong first half of the 2006/7 financial year.

Our financial results are good. EPRA Net Asset Value is 1624 pence per share (up 9% from March 2006, 11% underlying, and 29% from September 2005). Headline pre-tax profits were £702 million, £130 million underlying, up 27% on the comparable period last year.

Our strategy is working well. We are creating value through an intense focus on meeting customer needs with prime property in strong, supply-constrained locations. The mission of the Company to 'sweat its assets' hard in executing that strategy is paying off.

This is our last report before REIT election. We believe we have positioned the Company well to get the most from this new status and to prosper in the demanding market conditions we foresee.

We bid farewell to our outgoing Chairman, Sir John Ritblat, who above all others created the industry leader we see in British Land today. His contribution to the Company and our industry has been immense.

Reflective of investors' overall assessment, our shares have again outstripped the FTSE 100 Index and our industry peers. At over £15 presently, **the share price has roughly doubled in two years**. Timing is everything – but we are not satisfied just yet!

REITs

We intend to make the REIT election with effect from 1 January 2007, subject to EGM. An expected £315 million entry charge will be provided for in the quarter to 31 December 2006. Pro forma financial data is updated on our website, showing initial benefits of operating in a largely income and capital tax-free regime thereafter. The accompanying regulatory regime is light touch in concept. There will be kinks to iron out, but we expect to be able to compete successfully as a REIT – since tax and dividends aside, nothing changes on day one. We intend to continue to execute our existing strategy, meeting customer needs and thereby creating shareholder value from actively managed, efficiently financed real estate.

We believe that the REITs regime, longer term, will reinforce the competitive position of quoted property companies like British Land. Fiscal efficiency, light touch regulation and attractive, asset-backed growth is a strong story for the long-term investor. **British Land offers focused real estate investment with a pre-eminent combination of performance, scale and accessibility –** a recipe of even greater relevance as the audience for quoted property investment expands and deepens in the UK and internationally.

Property markets

As predicted, the yield shift that has dominated real estate markets, boosting values, has now slowed. With an initial yield overall of 4.6% (rental income as a percentage of capital values) and equivalent yield of 5.3%, we see the UK property market as well anchored versus other asset classes. The rental growth in prospect brings overall forecast risk-adjusted returns from property to sustainable levels. Of course market movements will also reflect sentiment and unforeseen events as well as fundamental analysis; it remains management's responsibility to protect against unexpected shocks as well as to capture unexpected gains where possible.

The capital flows that have driven the investment market remain robust. Liquidity is therefore still good and conditions competitive. It remains our view that the current market often gives insufficient weight to risk factors such as rental growth prospects and occupancy risk. Hence our preference for prime property and good income security overall.

With waning yield shift, the emphasis is moving firmly to rental growth prospects as the driver of capital growth. Here sectoral and property specific influences dominate the outlook as the interplay of customer demand and product supply varies.

In the Retail sector generally market conditions remain demanding as retailer profit pressures combined with new space releases slow rental growth and increase tenant demand for rental incentives. Nevertheless, annualised rental growth for the sector as a whole is currently some 2.8%. The majority of British Land's portfolio has been positioned in areas of above average customer demand with limited new supply of space. Hence we believe our rental growth and prospects to be above average for the sector.

In London Offices, the well publicised cyclical upturn is under way with good customer demand as London's international services dominated economy expands and limited new office supply is immediately available. Rental growth in Central London is currently some 12% annualised. The key judgement to make is with what pace new supply is delivered to meet or exceed demand for new space in coming years – i.e. the length and trajectory of the current Office property cycle. And since Office prices have risen sharply (13% year to date) thereby contracting yields in anticipation of rental growth, the delivery of that growth should in due course be accompanied by outward yield shift, a mitigating factor in further capital growth.

In this Office cycle there is attractive upside to be captured, but also significant risk of disappointment. Hence the specifics of quality, location, asset management and rental timing are vital. We are optimistic for British Land's prospects and working hard to capture the growth.

Activity during the six months

Portfolio reshaping

Total purchases and sales in the first six months reached some £1.7 billion gross, aimed at further improving risk adjusted returns and growth prospects for our assets. Our two principal themes remain: sharpening our sectoral focus to concentrate on areas where we have both distinctive expertise and confidence in performance, and recycling our capital within 'advantaged' sectors.

In London Offices the strong investment market has provided good opportunities to achieve high sale prices for assets where we see (risk adjusted) growth prospects as lower than those expected from reinvesting the proceeds into our office development programme:

- the final investment held by CLOUT at Plumtree Court, EC4 sold for £120 million
- the offices at 133 Houndsditch, EC3 realised £110 million, and
- the disposal of 51 Eastcheap, EC3 completed at £55 million

all at a premium over the March 2006 valuation. The table below also shows more exits from provincial offices and the profitable sale of our head office in Regent's Park prior to our relocation in 2007.

In the Retail sector, activity has focused on:

- enhancing our retail warehouse park profile through sales of assets with slower rental growth prospects, often bulky goods parks but may also be highly rented open A1, and selective reinvestment in those parks, usually open A1, where conversely we see better rental growth prospects
- repositioning the in town retail portfolio through more sales of high street retail
- increasing our investment in European out of town retail, via PREF and our direct purchase of a 50% share in the major retail development project in Zaragoza, Spain.

We also perceive value in certain property portfolios where long-term fixed increase or indexed leases offer a level and security of return likely to be more sought after as overall property growth rates subside.

The sales by HUT (and others) of Gallions Reach Shopping Park, Beckton for £192 million and by The Tesco British Land Property Partnership of Weston Favell Shopping Centre, Northampton for £122 million, were achieved at well above the March 2006 valuation.

Sales 6 months to September 2006	**Price £m**	**BL Share £m**	**Gain %[1]**
Retail:			
Gallions Reach Shopping Park, E6[2]	192	35	8.4
Weston Favell Shopping Centre, Northampton[3]	122	61	22.0
5 retail warehouse parks	58	37	10.6
11 in town retail units	55	55	4.9
B&Q warehouse, Stockton-on-Tees	29	29	0.5
	456	**217**	**10.1**
Offices:			
Plumtree Court, EC4[4]	120	43	18.8
133 Houndsditch, EC3	110	110	41.2
51 Eastcheap, EC3	55	55	7.1
2-12 & 20-21 Cornwall Terrace, Regent's Park, NW1[5]	50	50	59.8
Provincial offices	28	28	8.3
	363	**286**	**28.6**
Others	30	20	17.4
	849	**523**	**19.9**

[1] sale price above latest year end valuation (March 2006)
[2] Hercules Unit Trust (HUT)
[3] The Tesco British Land Property Partnership
[4] City of London Office Unit Trust (CLOUT)
[5] contracted July 2006 – completion expected July 2007

Purchases 6 months to September 2006	**Price £m**	**BL Share £m**	**Value Uplift %[1]**
Retail:			
50% share of BL Davidson portfolio	269	269	2.8
9 B&Q warehouses[2]	230	221	6.8
5 retail parks in Europe[3]	88	30	1.5
50% share of Puerto Venecia Retail Park, Zaragoza[4]	69	69	-
Giltbrook Retail Park, Nottingham[5]	35	35	-
Worcester Road, Evesham[6]	20	5	-
	711	**629**	**3.6**
Offices and other:			
50% share of BL Davidson portfolio	96	96	7.1
Others	39	33	-
	846	**758**	**3.9**

[1] from purchase price to September valuation
[2] includes 7 acquired in portfolio and 1 in Hercules Income Fund (HIF)
[3] PREF (Pillar Retail Europark Fund) – 3 parks in Portugal, 1 in Madrid and 1 in Belgium (completion of 2 parks due September 2007)
[4] purchase of 50% interest from and Joint Venture development agreement with Copcisa Corp (a Spanish construction company) and private investors
[5] existing park and new development project
[6] HIF - forward purchase of retail development

We completed the acquisition of the outstanding 50% of the BL Davidson Joint Venture in August 2006, issuing loan stock for the net purchase price (after existing third party debt) of £256 million. Its current investment portfolio has a value over £700 million primarily in areas of our market leadership – open A1 retail and central London offices. We also completed the purchase of the Giltbrook Retail Park development in Nottingham.

A portfolio of seven B&Q Warehouse stores was purchased in July 2006 for £198 million, each of approximately 100,000 sq ft in prime edge of town locations and let on 20 year leases. Current rent is at market levels and will be increased annually in line with RPI, subject to a cap. The value of British Land's portfolio with leases subject to fixed, minimum or indexed rental uplifts is now some £1.8 billion.

Extending our investment in Europe, we have been able to capitalise on Eurozone contacts and UK expertise to secure good quality out of town retail assets. In May 2006 we completed the purchase of a 50% Joint Venture interest in the major Puerto Venecia project in Zaragoza, Spain. British Land has a 40% effective interest in PREF, which currently owns 10 income producing retail parks in Spain, Italy, Portugal, Belgium, France and Switzerland, and has contracted conditionally to acquire another six retail parks currently under development. The combined area of the Fund's income producing schemes and the developments when complete will be some 400,000 sq m (4.3 million sq ft), with a value of over €818 million (£550 million). Across the retail parks owned and under development in PREF and in our Zaragoza Joint Venture, the average capital value of £137 per sq ft and ERV of £8 per sq ft are lower than comparable assets in the UK, with higher gross initial yields of 5.9% in Euros, and provide good prospects for attractive returns under our management as the European market develops.

Proactive asset management

Across the business we continue to add value to our property through a range of intensive asset management and development activity. **The focus on customer requirements is delivering good results** from a range of lettings, tenancy changes, lease restructurings, planning improvements, scheme refurbishments and significant London office developments. In Retail particularly, our market leadership offers retailers an unrivalled choice and this scale benefits both parties.

New lettings and lease renewals (including Funds and Joint Ventures)	**Number**	**Sq ft 000s**	**Rent, £m pa**	
			New total	**BL share of increase**
Retail Warehouses	48	300	8.7	5.5
Shopping Centres	77	278	11.8	5.0
High Street	11	50	0.5	-
Central London Offices	11	80	2.9	2.2
Other	50	174	2.6	1.3
Total	**197**	**882**	**26.5**	**14.0**

At our completed development of Nugent Shopping Park, Orpington further lettings have been achieved in the six months to major retailers including Game, HMV, Vision Express and WH Smith Stationery. The latter two are first lettings to these companies in out of town retail park formats. Nugent is now some 75% let, with all remaining space under offer.

HUT has also secured the first two out of town lettings to Stylo Barratt's new concept store, Shutopia, at Parkgate, Rotherham and Borehamwood Shopping Park. These lettings, together with those at Nugent, are further examples of the flexibility of these retail investments to meet retailers' changing requirements.

At Meadowhall Shopping Centre, letting activity has continued with over 20 new leases in the six months covering over 65,000 sq ft concluded to retailers including Virgin, Timberland and River Island. The reconfiguration of the area previously occupied by Sainsbury's is progressing well with completion due in September 2007. Contracts have been exchanged with Primark and Next for units of 73,000 sq ft and 66,000 sq ft in this new space. The Meadowhall management has continued to address environmental impacts and the Centre has recently achieved zero waste to landfill, through a combination of recycling, on site materials recovery facility and incineration for energy recovery.

In the City, we identified that our existing tenant UBS needed further office space at Broadgate. In order to meet this requirement, we have been able to agree the take back of 66,000 sq ft at 6 Broadgate and re-let to UBS at a headline rent of £45 per sq ft. This has also updated the open market rental value for unrefurbished space at Broadgate and is an indication of the continuing improvement in City occupational market conditions.

At Plantation Place South, EC3, new lettings of 35,000 sq ft have been achieved, including 28,000 sq ft on two floors to AIG Global. A further 38,000 sq ft is under offer, with a best rent of £48 per sq ft. On completion of the fit out early next year, York House, W1, will incorporate the new head office for British Land.

We have begun a master planning exercise for Broadgate, which is a relatively low rise and low density estate. The recent draft guidelines, produced by the Mayor's office, for narrowing the protected 'view corridors' to St. Paul's should allow us to explore more high-rise development at Broadgate. We are at the very early stages of the exercise, but the indications are that redevelopment and adding extra floors to existing buildings is possible, and would not be out of keeping with the surrounding area.

During the six months **we have also made good progress with rent reviews** concluding 131 reviews at overall 6% above the external valuer's applicable ERV, generating an increase in current rental income to British Land of £5 million pa.

Rent reviews (including Funds and Joint Ventures)	**Number**	**Rent, £m pa**		
		New total	**Increase**	**BL share of increase**
Retail Warehouses	33	11.2	3.0	1.8
Superstores	19	26.1	2.2	1.7
Shopping Centres	53	15.1	1.9	1.4
High Street	10	1.2	0.1	0.1
Central London Offices	8	17.7	-	-
Other	8	1.7	0.1	0.1
Total	**131**	**73.0**	**7.3**	**5.1**

A significant rent review determination was achieved on the Sainsbury's store at Chiswick of 75,000 sq ft, where the arbitrator's award was £30 per sq ft as a base rent, equating to £33 per sq ft after adjustment for fixtures and fittings. This represented a 42% increase above the previous passing rent and has a knock-on benefit to our superstores portfolio across other comparable sites.

Development programme

Committed	PC[1]	Sq ft 000	Cost £m[2] Total	Cost £m[2] To complete	Value Sept 06 £m	Notional interest £m[3]	Rent £m pa Total[4]	Rent £m pa Let/ pre-let	Sales £m[5]
London Offices:									
201 Bishopsgate & Broadgate Tower	Q3 2008	822	297	222	295	26	42.0	-	-
Ropemaker Place[6]	Q2 2009	590	225	221	150	36	29.4	-	-
Osnaburgh Street[7]	Q1 2009	490	253	246	9	21	18.0	-	46
The Willis Building	Q1 2007	475	201	57	270	7	21.3	21.0	-
Basinghall Street[8]	Q2 2007	199	40	13	26	-	-	-	43
Coleman Street[8]	Q1 2007	180	39	16	23	-	-	-	44
York House[9]	Q4 2006	138	57	11	100	-	6.7	-	-
Ludgate West	Q4 2007	127	49	33	50	4	6.2	-	-
Total Offices		3,021	1,161	819	923	94	123.6	21.0	133
Retail Parks:									
Puerto Venecia, Zaragoza[10]	Q3 2008	2,100	75	70	83	4	8.8	0.3	22
Giltbrook, Nottingham	Q1 2008	201	37	37	9	3	3.4	-	-
Business Park:									
Blythe Valley (Plot G2)	Q4 2006	35	6	2	9	-	0.7	0.7	-
Total		**5,357**	**1,279**	**928**	**1,024**	**101**	**136.5**	**22.0**	**155**

[1] estimated practical completion of construction
[2] estimated construction cost
[3] from 30 September 2006 to PC
[4] current estimated headline rent (excludes provision for tenants' incentives)
[5] developments (or parts) expected to be sold, no rent allocated
[6] subject to revised planning – existing consent for 505,000 sq ft
[7] Regent's Place, development includes 110,000 sq ft residential expected to be sold
[8] City of London Office Unit Trust (CLOUT) – BL share 35.9% - forward sold
[9] c 40,000 sq ft offices to be occupied by British Land, development includes 26,000 sq ft residential expected to be retained
[10] Joint Venture (Eurofund Investments Zaragoza) – BL share 50%

Data for Group and its share of Funds and Joint Ventures, except areas in sq ft shown at 100%

3 million sq ft London Offices – developments carefully timed and customer focused

Our London office development programme represents the best way to meet customer needs in this sector, with high quality buildings of architectural merit in the right locations, offering flexible, efficient floor plates and an attractive working environment. In turn, the economics are more attractive to us than the current investment market offers. We expect office rental growth to generate higher rents during 2007-2009 and our developments should be well timed for delivery into this improving market.

The Willis Building, EC3, was 'topped out' in September and is on programme for completion in early 2007. The offices at York House, W1 have reached practical completion on time and within budget; we are now fitting out the c. 40,000 sq ft to be occupied as our new head office. The residential apartments at York House are scheduled for practical completion at the end of this calendar year. Construction of 201 Bishopsgate and The Broadgate Tower are also progressing well with the steel frame for the tower reaching level 20 – and making its mark on the London skyline. The design is energy efficient and is expected to produce a significantly lower level of emissions than is required by current building regulations.

At Ropemaker Place, EC2, piling and preparation works are proceeding. The redesigns for the new development are in hand and we are submitting a revised planning application for a larger, more efficient building to provide 590,000 sq ft of prime office and ancillary space on this 1.2 acre island site.

The next phase of the development of the Regent's Place, NW1 estate will be to provide 380,000 sq ft of offices and 110,000 sq ft of residential accommodation at Osnaburgh Street in the West End. We have now acquired the remaining freehold interest from The Crown Estate, enabling construction to begin in early 2007.

2.3 million sq ft retail – new projects in UK and Spain

Giltbrook Retail Park, Nottingham is a retail warehouse scheme of 60,000 sq ft let to Decathlon and Next, and a site of 20.8 acres opposite with an existing planning consent for a further 150,000 sq ft of retail and 75,000 sq ft of industrial/office accommodation. We have been working on the project design and following local consultations have recently submitted a revised planning application for a 240,000 sq ft mixed use retail, industrial and office scheme, with improved environmental attributes. With the new park expected to complete in 2008, anchored by an adjacent existing IKEA store, we expect this to become an important regional retail destination.

***Our Joint Venture* development of Puerto Venecia is under way at Zaragoza**, to create a retail warehouse park, a specialist retail and leisure scheme and a *shopping centre* (with ancillary facilities), in total 195,000 sq m (2.1 million sq ft). Infrastructure works have begun and IKEA is progressing well with the construction of its store, expected to open for trading mid-2007 to anchor the retail park. Further anchor tenants agreed for the schemes include the major retailers Leroy Merlin, Decathlon, Porcelanosa and Conforama.

Development prospects		**Sq ft 000**	**Cost to complete £m[1]**	**Value Sept 06 £m**	**Notional interest[2] £m**	**Rent pa[3] £m**	**Sales £m[4]**	**Planning**
The Leadenhall Building	City Office	601	323	115	37	34.3	-	Detailed
Regent's Place[5]	West End Office	497	205	31	15	16.8	57	Pending
Blythe Valley Park[6]	Business Park	704	113	14	3	14.1	-	Outline/ detailed
New Century Park	Business Park/Distribution	582	76	24	3	8.0	12	Detailed
Meadowhall Casino	Leisure	409	123	-	7	12.2	-	Submitted
Meadowhall	Car Showrooms	171	29	-	2	3.2	-	Pending
Theale	Residential	204	31	13	2	4.3	-	Submitted
Preston	Retail Park	67	14	3	-	1.2	-	Detailed
Total		**3,235**	**914**	**200**	**69**	**94.1**	**69**	
Total construction cost[1]:			946					

[1] estimated construction cost
[2] during construction to PC
[3] current estimated headline rent (excluding cost of tenant incentives)
[4] developments (or parts) expected to be sold, no rent allocated
[5] North East Quadrant, offices and residential
[6] not including Phase 2, subject to a conditional development agreement

All data for Group, projects 100% owned

At Blythe Valley Business Park, Solihull, we have received outline planning consent for Phase 2, an additional 800,000 sq ft of new office space, bringing the total consented area at Blythe Valley Park to 2 million sq ft. We are working on preparation and design, with construction proposed to commence on site next year.

Portfolio valuation

The table below shows principal valuation movements for both the three months and the six months to 30 September 2006 by sector for our £15.9 billion portfolio. All sectors improved in value.

The 6.2% uplift for the six months was comparable with that reported by IPD for the market overall (after adjustment for differences in calculation method, including time weighting). Contributing to the uplift was like for like growth in rental value (ERV) for the portfolio ahead of the market at 2.8%. The net equivalent yield (after notional purchasers' costs) on the portfolio has also tightened by 16 bps to 4.7% during the six months.

The main sector drivers of the valuation increase over the six months were:

- London offices, including developments, at 34.1% of the portfolio rose by 8.9%, mainly as a result of improvements in market rental and yield levels
- retail warehouse parks at 24.6% of the portfolio were up by 6.3% due to continuing demand for open A1 parks, with the best prospects for rental growth.

Valuation by sector	Group £m	Funds/JVs[1] £m	Total £m	Portfolio %	Uplift[2] % 3 mths	6 mths
Retail						
Retail Warehouses	2,377	1,529	3,906	24.6	3.0	6.3
Superstores	1,590	266	1,856	11.7	2.7	5.0
Shopping Centres[3]	2,194	490	2,684	16.9	1.0	3.8
Department Stores	786	146	932	5.8	1.2	3.5
High Street	392	-	392	2.5	2.0	3.1
All retail	**7,339**	**2,431**	**9,770**	**61.5**	**2.1**	**4.9**
Offices						
City[4]	3,623	-	3,623	22.8	2.8	7.6
West End[5]	783	-	783	4.9	3.2	7.1
Business Parks & Provincial	157	3	160	1.0	0.8	2.1
Development	1,053	-	1,053	6.6	8.7	15.1
All offices	**5,616**	**3**	**5,619**	**35.3**	**3.8**	**8.6**
Industrial, distribution, leisure, other	474	34	508	3.2	1.7	2.8
Total	**13,429**	**2,468**	**15,897**	**100.0**	**2.7**	**6.2**

[1] Group's share of properties in Funds and Joint Ventures

[2] increase in value for 3 months and 6 months to 30 September 2006, includes valuation movement in developments, purchases and sales, net of capital expenditure, and excludes properties in Europe

[3] Meadowhall valuation up 3.0% to £1,613 million (up 4.1% pre cap-ex); ERV £82.8 million; net equivalent yield 4.65% (true equivalent yield 4.8%)

[4] Broadgate valuation up 6.5% to £3,440 million; headline ERV range £40.00 - £50.00 per sq ft (average headline ERV has risen 7.3% to £43.30 psf); net initial yield 5.0% (assuming top up of rent free periods and guaranteed minimum uplifts to first review)

[5] Regent's Place valuation up 4.8% to £608 million; headline ERV range £23.50 - £45.00 per sq ft; net initial yield 4.9% (assuming top up of rent free periods and guaranteed minimum uplifts to first review)

Financial results

Highlights for the 6 months ended:	September 2006	September 2005 (restated[1])	Change
Income Statement	**£m**	£m	%
Underlying pre-tax profit[2]	**130**	102	+27
Gross rental income	**291**	327	-11
- proportional basis[3]	**353**	375	-6
Net interest costs	**157**	190	-17
- proportional basis[3]	**188**	218	-14
Headline pre-tax profit[3]	**702**	759	-8
	pence	pence	
Diluted earnings per share[2]	**111**	116	-4
Underlying diluted earnings per share[2]	**20**	15	+33
Dividend per share	**5.6**	5.2	+8
As at:	**September 2006**	March 2006 (restated[1])	**Growth (6 months)**
Balance Sheet			
Net Assets	**£6,627m**	£6,016m	+10%
EPRA[2] Net Assets	**£8,561m**	£7,802m	+10%
EPRA[2] NAV per share	**1624 pence**	1486 pence	+9%

[1] see Note 11
[2] see Note 1
[3] see Table A for non-statutory proportional consolidation, including share of Funds and Joint Ventures

Income statement

Gross rental income was 11% lower resulting from the significant level of asset sales over this period and last year. Since the disposals mainly affected the British Land Group rather than its interests in Funds and Joint Ventures the overall reduction in gross rental income between the two half year periods was only 6% on a proportionally consolidated basis, to £353 million. On a like for like basis (including our share of Funds and Joint Ventures) – that is excluding purchases, sales, developments and adjusting for asset management initiatives – growth in rental income was 3%, reflecting 1.8% for offices and 3.8% for retail properties.

Fees and other income amounted to £33 million for the six month period (2005: £9 million) which includes a dividend received from Songbird Estates plc (Canary Wharf) of £18 million (2005: £nil) and performance and management fees of £11 million (2005: £2 million).

Administrative expenses for the six months amounted to £42 million compared to £36 million in the prior period and included a full six months of administrative expenses, specifically staff costs, relating to the acquisition of Pillar Property plc in July 2005.

Net interest costs reduced substantially following repayment of debt from the proceeds of sales and the impact of cheaper debt raised on refinancing, to £157 million for the six months (down 17%) and £188 million on a proportionally consolidated basis (down 14%), excluding the charge of £228 million pre-tax incurred on the British Land debenture refinancing (set out below).

Underlying pre-tax profit, excluding the refinancing charge, was up 27% to £130 million, benefiting from receipt of the Songbird dividend in the first quarter, growth in underlying rents, lower finance charges as a result of refinancing activity and the disposals, which reduced interest costs by more than the rental income foregone.

British Land's share of underlying pre-tax profit of Funds and Joint Ventures was £22 million (2005: £14 million). Including valuation gains, goodwill and taxation, Funds and Joint Ventures contributed £155 million (2005: £80 million) on an after tax basis.

The tax rate for the six months is 18% with an underlying rate of 20%, excluding the refinancing charge, tax on sales and the effects of prior year items.

Earnings per share were also affected by the refinancing charge; excluding this charge, earnings per share, reported at 111 pence, would have been 141 pence. **Underlying earnings per share were up 33% to 20 pence.**

The revaluation gains on property recognised in income totalled £643 million (2005: £578 million) including gains on property disposals of £36 million (2005: £34 million). In addition the share of profits from capital items in Funds and Joint Ventures totalled £167 million (2005: £82 million) and a further £112 million (2005: £35 million) is shown within movements in equity relating to the revaluation of investments and development properties. In total on a proportional consolidation basis, capital revaluation gains in relation to properties and investments amounted to £922 million for the period (2005: £695 million).

Capital growth

The combination of growth in the property portfolio of 6.2% and increased profits, less the refinancing charge, have led to an increase in EPRA net assets in the six months since March 2006 of 9% to 1624 pence per share. EPRA net assets without the refinancing charge, which amounted to 30 pence per share, would have been 1654 per share, an uplift of 11% in the six months.

Total return (NAV growth plus dividends) **for the six month period** was **12%**, before the debenture refinancing charge.

Financial implications of REIT status

As discussed earlier, British Land expects to elect REIT status from 1 January 2007. On conversion to a REIT the entry charge will be treated as an expense in the period it is committed. At the same time there will be a release of provisions made for deferred tax to the extent that gains on future disposals are expected to be tax exempt. Based on 30 September 2006 values and assuming a target group structure that includes corporate joint ventures, the entry charge would be £315 million and the deferred tax release would be £1.7 billion. The assumptions underlying this can be found on our website (Interim Results Presentation).

The entry charge expense will reduce NAV per share. The release of deferred tax will not increase NAV because deferred tax is excluded from that calculation. The overall pro forma effect on NAV (based on 30 September 2006 values) will be a reduction of 67 pence.

Certain assets and income are not expected to qualify for tax exempt status within the REIT regime. These include our investment in Songbird and our overseas interests. Interests held in Unit Trusts will also be chargeable to tax on their disposal as will capital distributions. Corporate joint ventures may not form part of the tax exempt group on day one of the REIT regime. Accordingly the entry charge and the release of deferred tax balances on day one of the REIT regime will be smaller than the target figures and some deferred tax balances will remain.

Financing activity

Our financing policy is to enhance equity returns through strategic leverage while maintaining a risk-averse debt structure. Our current target range for the loan to value ratio across the entire business remains 45-55%, a prudent level particularly given our low income risk through long weighted average lease lengths (14 years) and low vacancy rates. The table below sets out the relevant ratios.

Financing statistics	30 September 2006	31 March 2006
Group:		
Net debt	**£6,380m**	£5,593m
Weighted average debt maturity	**14.2 yrs**	15.0 yrs
Weighted average interest rate	**5.46%**	5.71%
% of net debt at fixed/capped interest rates	**95%**	95%
Interest cover[1]	**1.69**	1.51
Loan to value (debt to property & investments)	**43%**	42%
Unsecured debt to unencumbered assets	**28%**	26%
Undrawn committed facilities and cash	**£1,795m**	£2,415m
Group and share of Funds and Joint Ventures:		
Net debt[2]	**£7,384m**	£6,684m
Weighted average debt maturity	**12.9 yrs**	13.4 yrs
Weighted average interest rate	**5.45%**	5.69%
Interest cover[1]	**1.69**	1.52
Loan to value (debt to property & investments)	**46%**	46%

[1] Underlying profit before interest and tax / net interest excluding refinancing charges
[2] see Table A

A £1 billion restructuring of the British Land debentures was completed in August 2006, creating a debenture security pool valued at £1.8 billion. A pre-tax refinancing charge of £228 million, mainly due to the difference between the market and book values of the debentures, reduced EPRA NAV per share by 30 pence: there is virtually no effect on NNNAV. British Land's annual interest costs will be reduced by some £10 million and its weighted average cost of debt is reduced by some 0.3% pa. With the simplified uniform structure, improved common covenants and enhanced transparency, the new debentures are already showing benefits of greater liquidity.

During the six months we raised over £750 million of new (or renewed) bank revolving credit facilities. These included a successful syndicated seven year loan facility of £405 million, taking advantage of lower market pricing and replacing more expensive lines.

In October 2006 we finalised the development finance for the Joint Venture project at Puerto Venecia, Zaragoza, to be provided by a syndicate of banks in Spain.

On 20 November 2006 we announced our intention to refinance the £853 million Meadowhall Shopping Centre securitisation.

Property sectoral outlook

We continually review the prospects and expected performance of each asset in the light of market conditions, deciding across the portfolio when to buy, hold or sell. Our occupier-led strategy informs these decisions, concentrating on markets and properties with positive supply/demand characteristics and focusing on providing efficient accommodation in the best locations. Our asset management aims to further enhance rental growth and performance.

Retail - £9.8 billion invested
76% of which is out of town

The retail property investment market remains active with strong interest from, inter alia, Irish investors and institutional funds. However the disconnect between the investment and occupational markets is coming to an end, as buyers are now beginning to look through to the underlying occupational demand in pricing capital values.

With this in mind **we expect to see prime outperforming the secondary sub-sectors** with prime rents and yields supported by attractive demand and supply dynamics. There is however a risk within the secondary sub-sectors of yields widening where there is greater chance of falling tenant demand.

Overall we expect modest rental growth rates in the retail sector, with marked differentials between performance depending on an asset's particular type, location, tenant mix, size and unit flexibility, as well as retailers' trading performances.

The strongest rental growth going forward is expected to be in open A1 retail warehouses. The range of retailers expanding into out of town operations, often with new trading formats, is maintaining demand for space in open A1 parks. Many high street retailers such as Asda, Marks & Spencer, Tesco and Debenhams, are taking more space out of town as they introduce new formats, improving tenant mix on the parks and strengthening the shopping destination. There is also healthy demand for more 'standard' units, with increasing lettings to retailers such as New Look, River Island, Boots and Monsoon. The volume of transactions remains healthy at the more desirable locations, although in the current market several transactions may be required to establish the growth.

Prospects for improving rents in food superstores are also above average, where we see good demand for the stores (with limited supply) and affordable rents, which the tenants' trading would support at above current market levels.

For retail investments in town, including shopping centres, we expect growth to be more difficult to achieve. Supply of town centre shopping space is increasing, while the competition from successful out of town locations grows. Smaller towns and secondary locations will perform least well. We are reducing our holdings of in town assets to focus on those which are located within large catchment populations, are dominant in the relevant area and where we believe income growth can be achieved through real asset management initiatives, including development opportunities.

Across the sector, **our customer led strategy is central**. We are selectively acquiring (and holding) those properties which provide retailers with their preferred trading environment, and have the flexibility to adapt unit size and configuration as their requirements change. In a more challenging retail environment, with retailers being more focused on costs and margins these assets will perform best going forward, as rental growth becomes the principal element of improving value.

Offices - £5.6 billion invested
97% of which is Central London

Healthy market conditions in London offices prevail. Take up so far this year has been above average levels and as a result vacancy rates across the Capital have fallen. In the City, where the majority of our London investments and developments are held, the vacancy rate has fallen by a striking 26% over the last year. The outlook for take up is also positive, with current demand for accommodation, plus the level of enquiries, at encouraging levels.

The falling level of availability and increasing demand are resulting in headline rents rising and incentives decreasing. In the City, we have benefited from office ERV growth of 6.4% over the last six months.

Logically, at the same time as we are experiencing rental growth the investment market is strong, turnover is high and yields have hardened. This strong and liquid investment market has provided disposal opportunities for us, taking advantage of high prices achievable for offices where we see lower or riskier growth profiles.

Looking forward, **London's status as a favourable place in which to do business is continuing to improve**. At the moment forecasts are relatively upbeat for growth in both London's GDP and City employment. The forecasts are supported by the feedback from our tenants who (on the whole) are planning for sensible growth in their businesses. The immediate outlook is positive.

In the next few years we estimate that Central London office supply will be limited, so we expect rents to continue to rise. This outlook bodes well for our occupier led office development programme – of which 73% (and all of the committed projects) will be completed by 2009 – plus the performance of our prime well let investments which should capture cash flow growth through the rent review cycle. The development programme also allows us to invest further into a sector where values are rising, without having to compete for acquisitions in the buoyant investment market.

The question looking into the medium term, especially in the City where there are outstanding planning consents, will be the extent to which the market will respond to rising rents and start to increase the supply of developments without pre-lets. We shall be vigilant to the signs of unsupported increases in supply, but for the time being we remain confident that for offices London is the place to be.

Further portfolio analysis

Current reversions (excluding developments)	Annualised net rents[1] £m	Reversionary income[2] (5 years) £m	Current yield[3] %	Reversionary yield[3] (5 years) %
Retail				
Retail Warehouses	150	32	3.9	4.8
Superstores	87	3	4.7	4.9
Shopping Centres	123	20	4.6	5.3
Department Stores	41	7	4.5	5.1
High Street	19	1	4.8	5.2
All retail	**420**	**63**	**4.3**	**5.0**
Offices				
City	153	38	4.2	5.3
West End	34	5	4.7	5.4
Business Parks & Provincial	9	1	5.6	6.5
All offices	**196**	**44**	**4.3**	**5.3**
Industrial, distribution, leisure, other	27	3	5.4	6.1
Total	**643**	**110[5]**	**4.4[4]**	**5.1**

[1] net rental income under IFRS differs from annualised net rents which are cash based, due to accounting items such as spreading lease incentives and contracted future rental uplifts, as well as direct property costs
[2] includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at current estimated rental value (as determined by external valuers)
[3] portfolio yield (gross to British Land, without notional purchasers' costs)
[4] current yield after adding back rent frees 4.6%
[5] £50m contracted under expiry of rent free periods and minimum rental increases

Leases and occupancy (excluding developments)	Average lease term, years to first break	Underlying[1] vacancy rate %	Vacancy rate %
Retail			
Retail Warehouses	14.0	2.5	3.6
Superstores	20.4	-	-
Shopping Centres	12.5	2.9	6.1
Department Stores	30.4	-	-
High Street	11.0	1.1	1.3
All retail	**16.3**	**1.9**	**3.3**
Offices			
City	10.0	1.8	4.2
West End	10.4	1.6	3.4
Business Parks & Provincial	10.4	7.2	7.4
All offices	**10.1**	**2.0**	**4.2**
Industrial, distribution, leisure, other	21.3	0.4	0.8
Total	**14.4**	**1.9**	**3.5**

[1] the underlying vacancy rate excludes asset management initiatives and units under offer

Consolidated Income Statement for the period ended 30 September 2006

Year ended 31 March 2006 Audited +					Six months ended 30 September 2006 Unaudited			Six months ended 30 September 2005 Unaudited +		
Underlying pre tax * £m	Capital and other £m	Total £m		Note	Underlying pre tax * £m	Capital and other £m	Total £m	Underlying pre tax * £m	Capital and other £m	Total £m
690		690	**Gross rental and related income**	2	**315**		**315**	355		355
589		589	**Net rental and related income**	2	**274**		**274**	305		305
50		50	Fees and other income	2	**33**		**33**	9		9
	(10)	(10)	Amortisation of intangible asset			**(8)**	**(8)**		(3)	(3)
39	272	311	Funds and joint ventures (see also below)	3	**22**	**133**	**155**	14	66	80
(81)		(81)	Administrative expenses		**(42)**		**(42)**	(36)		(36)
	1,370	1,370	Net valuation gains (includes profits on disposals)	2		**643**	**643**		578	578
	(240)	(240)	Goodwill impairment							
			Net financing costs							
50		50	financing income		**28**		**28**	35		35
(419)		(419)	financing charges		**(185)**		**(185)**	(225)		(225)
	(122)	(122)	refinancing charges	6		**(228)**	**(228)**			
(369)	(122)	(491)			**(157)**	**(228)**	**(385)**	(190)		(190)
228	1,270	1,498	**Profit on ordinary activities before taxation**		**130**	**540**	**670**	102	641	743
			Taxation expense							
		(7)	current				**(6)**			(11)
		(307)	deferred				**(86)**			(130)
		(314)		2			**(92)**			(141)
		1,184	**Profit for the period after taxation attributable to shareholders of the Company**				**578**			602
		228 p	Earnings per share: basic	1			**111 p**			116 p
		227 p	diluted	1			**111 p**			116 p
			Share of results of funds and joint ventures							
39		39	Underlying profit pre-tax		**22**		**22**	14		14
	378	378	Net valuation gains (includes profits on disposals)			**167**	**167**		82	82
			Goodwill impairment			**(2)**	**(2)**			
	(9)	(9)	Current tax			**(2)**	**(2)**		(2)	(2)
	(97)	(97)	Deferred tax			**(30)**	**(30)**		(14)	(14)
39	272	311		3	**22**	**133**	**155**	14	66	80

\+ Restated as described in note 11.
* As defined in note 1.

Detailed Consolidated Income Statement for the period ended 30 September 2006

	Note	Three months ended 30 September 2006 Unaudited			Three months ended 30 June 2006 Unaudited			Six months ended 30 September 2006 Unaudited		
		Underlying pre tax * £m	Capital and other £m	Total £m	Underlying pre tax * £m	Capital and other £m	Total £m	Underlying pre tax * £m	Capital and other £m	Total £m
Gross rental and related income	2	160		160	155		155	315		315
Net rental and related income	2	138		138	136		136	274		274
Fees and other income	2	9		9	24		24	33		33
Amortisation of intangible asset			(4)	(4)		(4)	(4)		(8)	(8)
Funds and joint ventures (see also below)	3	13	64	77	9	69	78	22	133	155
Administrative expenses		(21)		(21)	(21)		(21)	(42)		(42)
Net valuation gains (includes profits on disposals)	2		281	281		362	362		643	643
Net financing costs										
financing income		(3)		(3)	31		31	28		28
financing charges		(79)		(79)	(106)		(106)	(185)		(185)
refinancing charges	6		(228)	(228)					(228)	(228)
		(82)	(228)	(310)	(75)		(75)	(157)	(228)	(385)
Profit on ordinary activities before taxation		57	113	170	73	427	500	130	540	670
Taxation expense										
current				(1)			(5)			(6)
deferred				(6)			(80)			(86)
	2			(7)			(85)			(92)
Profit for the period after taxation attributable to shareholders of the Company				163			415			578
Earnings per share: basic	1			31 p			80 p			111 p
diluted	1			31 p			80 p			111 p

	Note	Underlying pre tax * £m	Capital and other £m	Total £m	Underlying pre tax * £m	Capital and other £m	Total £m	Underlying pre tax * £m	Capital and other £m	Total £m
Share of results of funds and joint ventures										
Underlying profit pre-tax		13		13	9		9	22		22
Net valuation gains (includes profits on disposals)			74	74		93	93		167	167
Goodwill impairment						(2)	(2)		(2)	(2)
Current tax						(2)	(2)		(2)	(2)
Deferred tax			(10)	(10)		(20)	(20)		(30)	(30)
	3	13	64	77	9	69	78	22	133	155

* As defined in note 1.

Consolidated Balance Sheet as at 30 September 2006

31 March 2006 Audited + £m		Note	30 September 2006 Unaudited £m	30 September 2005 Unaudited + £m	30 June 2006 Unaudited £m
	Assets				
	Non-current assets				
11,081	Investment properties	5	**12,540**	11,694	11,492
597	Development properties	5	**800**	304	693
11,678			**13,340**	11,998	12,185
	Other non-current assets				
1,234	Investments in funds and joint ventures	3	**1,204**	1,185	1,402
248	Other investments		**252**	171	247
65	Intangible assets		**57**	72	61
	Goodwill	8	**105**	180	
13,225			**14,958**	13,606	13,895
	Current assets				
36	Trading properties (at cost)	5	**49**	44	36
118	Debtors		**129**	81	111
133	Cash and short-term deposits	6	**195**	144	204
287			**373**	269	351
13,512	**Total assets**		**15,331**	13,875	14,246
	Liabilities				
	Current liabilities				
(129)	Short-term borrowings and overdrafts	6	**(140)**	(282)	(124)
(417)	Creditors		**(482)**	(467)	(456)
(546)			**(622)**	(749)	(580)
	Non-current liabilities				
(5,575)	Debentures and loans	6	**(6,420)**	(6,657)	(5,682)
(44)	Other non-current liabilities		**(47)**	(37)	(38)
(1,331)	Deferred tax liabilities		**(1,615)**	(1,133)	(1,447)
(6,950)			**(8,082)**	(7,827)	(7,167)
(7,496)	**Total liabilities**		**(8,704)**	(8,576)	(7,747)
6,016	**Net assets**		**6,627**	5,299	6,499
	Equity				
130	Share capital	10	**130**	130	130
1,253	Share premium	10	**1,255**	1,252	1,253
176	Other reserves	10	**274**	17	243
4,457	Retained earnings	10	**4,968**	3,900	4,873
6,016	**Total equity attributable to shareholders of the Company**		**6,627**	5,299	6,499
1486 p	**EPRA NAV per share***	1	**1624 p**	1256 p	1592 p

+ Restated as described in note 11.

* As defined in note 1.

Consolidated Statement of Recognised Income and Expense

for the period ended 30 September 2006

Year ended 31 March 2006 Audited + £m		Note	**Six months ended 30 September 2006 Unaudited £m**	Six months ended 30 September 2005 Unaudited + £m	Three months ended 30 September 2006 Unaudited £m
1,184	Profit for the period after taxation		**578**	602	163
	Valuation movements				
102	- on development properties	2	**107**	17	59
92	- on other investments	2	**5**	18	5
	Gains (losses) on cash flow hedges				
(26)	- Group		**11**	(47)	(23)
2	- Funds and joint ventures		**5**	(7)	(1)
(1)	Actuarial gain on pension scheme		**3**		
	Fair value adjustment on consolidation of former joint venture		**(7)**		(7)
(56)	Tax on items taken directly to equity		**(45)**		(12)
113	**Net gain (loss) recognised directly in equity**		**79**	(19)	21
	Transferred to the income statement (cash flow hedges)				
(14)	- foreign currency derivatives		**13**	(12)	3
32	- interest rate derivatives		**2**	4	
18			**15**	(8)	3
1,315	**Total recognised income and expense for the period**		**672**	575	187

+ Restated as described in note 11.

Reconciliation of Movements in Shareholders' Funds

Year ended 31 March 2006 Audited £m		**Six months ended 30 September 2006 Unaudited £m**	Six months ended 30 September 2005 Unaudited £m	Three months ended 30 September 2006 Unaudited £m
	Capital items			
4	- Shares issued	**2**	3	2
(10)	- Purchase of ESOP shares	**(13)**	(9)	(9)
8	- Adjustment for share and share option awards	**11**	4	9
(84)	- Dividends paid in the period	**(61)**	(57)	(61)
(82)		**(61)**	(59)	(59)
1,315	Total recognised income and expense for the period	**672**	575	187
1,233	Movement in shareholders' funds for the period	**611**	516	128
4,783	Opening equity shareholders' funds	**6,016**	4,783	6,499
6,016	**Closing equity shareholders' funds**	**6,627**	5,299	6,627

Consolidated Cash Flow Statement

for the period ended 30 September 2006

Year ended 31 March 2006 Audited £m		Note	**Six months ended 30 September 2006 Unaudited £m**	Six months ended 30 September 2005 Unaudited £m	Three months ended 30 September 2006 Unaudited £m
455	**Cash generated from operations**	4	**234**	242	107
(392)	Interest paid		**(158)**	(180)	(100)
13	Interest received		**8**	6	4
(10)	UK corporation tax received (paid)		**7**	(4)	(2)
(3)	Foreign tax paid			(2)	
25	Dividends received: funds and joint ventures		**23**		7
16	other investments		**18**		
104	**Net cash inflow from operating activities**		**132**	62	16
	Cash flows from investing activities				
	Purchase of investment properties				
(402)	and development expenditure		**(237)**	(105)	(114)
1,889	Sale of investment properties		**285**	332	239
(8)	Foreign tax paid on property sales				
(3)	Purchase of investments				
(21)	Investment in and loans to funds and joint ventures		**(106)**	(3)	(8)
277	Capital distributions received from funds and joint ventures		**85**		80
69	Amounts repaid by funds and joint ventures			240	
(815)	Purchase of subsidiary companies (net of cash acquired)*		**4**	(815)	4
986	**Net cash inflow (outflow) from investing activities**		**31**	(351)	201
	Cash flows from financing activities				
4	Issue of ordinary shares		**2**	3	2
(10)	Purchase of ESOP shares		**(13)**	(9)	(9)
(84)	Dividends paid		**(61)**	(57)	(61)
753	Issue of BL Superstores Finance PLC securitised debt				
(705)	Redemption of BLSSP (Funding) PLC securitised debt				
	Issue of British Land debentures		**221**		221
	Amounts paid on exchange of British Land debentures		**(201)**		(201)
	Redemption of British Land debentures		**(20)**		(20)
(398)	Repayment of debt acquired with subsidiary companies		**(296)**	(403)	(296)
(669)	Increase (decrease) in bank and other borrowings		**272**	752	142
(1,109)	**Net cash (outflow) inflow from financing activities**		**(96)**	286	(222)
(19)	Net increase (decrease) in cash and cash equivalents		**67**	(3)	(5)
147	Cash and cash equivalents at 1 April 2006		**128**	147	200
128	**Cash and cash equivalents at 30 September 2006**		**195**	144	195
	Cash and cash equivalents consists of:				
133	Cash and short-term deposits		**195**	144	195
(5)	Overdrafts				
128			**195**	144	195

* Properties of £563m acquired through corporate structures.

1. Performance measures

Year ended 31 March 2006 Earnings £m	Year ended 31 March 2006 Pence per share	Earnings per share (diluted)	**Six months ended 30 September 2006 Earnings £m**	**Six months ended 30 September 2006 Pence per share**	Six months ended 30 September 2005 Earnings £m	Six months ended 30 September 2005 Pence per share	Three months ended 30 September 2006 Earnings £m	Three months ended 30 September 2006 Pence per share
228		Underlying pre-tax profit - income statement	**130**		102		57	
(43)		Tax charge relating to underlying profit	**(26)**		(22)		(12)	
185	36 p	**Underlying earnings per share**	**104**	**20 p**	80	15 p	45	9 p
1,184	227 p	**Profit for the period after taxation** (prior periods restated)	**578**	**111 p**	602	116 p	163	31 p

Underlying pre-tax profit excludes gains on property revaluations and disposals, intangible asset movements and refinancing charges.

The weighted average number of shares in issue for the six month period was: basic: 519m (three months ended 30 September 2006: 520m; year ended 31 March 2006: 519m; six months ended 30 September 2005: 518m); diluted: 522m (three months ended 30 September 2006: 523m; year ended 31 March 2006: 521m; six months ended 30 September 2005: 520m). Basic earnings per share (undiluted) for the six month period were 111p (three months ended 30 September 2006: 31p; year ended 31 March 2006: 228p; six months ended 30 September 2005: 116p).

31 March 2006 £m	Net asset value (NAV)	**30 September 2006 £m**	30 September 2005 £m	30 June 2006 £m
6,016	**Balance sheet net assets**	**6,627**	5,299	6,499
1,636	Deferred tax arising on revaluation movements, capital allowances and derivatives	**1,908**	1,276	1,765
	Goodwill	**(105)**	(180)	
33	Mark to market on interest rate swaps		89	(22)
74	Surplus arising on trading properties	**78**	73	77
43	Dilution effect - options	**53**	38	53
7,802	**EPRA NAV**	**8,561**	6,595	8,372
1486 p	**EPRA NAV per share**	**1624 p**	1256 p	1592 p

The European Public Real Estate Association (EPRA) issued Best Practices Policy Recommendations in January 2006, which gives guidelines for performance measures. The **EPRA NAV per share** includes the external valuation surplus on trading properties but excludes the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances and is calculated on a fully diluted basis.

At 30 September 2006, the number of shares and potential shares in issue (on a fully diluted basis) was 527m (30 June 2006: 526m; 31 March 2006: 525m; 30 September 2005: 525m).

Total return per share for the six months ended 30 September 2006 was 12.2% before refinancing charges.

2. Income statement notes

Year ended 31 March 2006 £m		Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Three months ended 30 September 2006 £m
	Gross and net rental income			
571	Rent receivable	**263**	293	134
54	Spreading of tenant incentives and guaranteed rent increases	**23**	27	12
10	Surrender premiums	**5**	7	
635	**Gross rental income**	**291**	327	146
55	Service charge income	**24**	28	14
690	**Gross rental and related income**	**315**	355	160
(57)	Service charge expense	**(25)**	(24)	(14)
(44)	Property operating expenses	**(16)**	(26)	(8)
589	**Net rental and related income**	**274**	305	138
	Fees and other income			
29	Performance and management fees	**11**	2	7
16	Dividend received from Songbird Estates PLC	**18**		
5	Other fees and commission	**4**	7	2
50		**33**	9	9
	Net revaluation gains on property and investments			
	In income statement			
1,203	Revaluation of properties	**607**	544	267
167	Gains on property disposals	**36**	34	14
1,370		**643**	578	281
378	Share of profits of funds and joint ventures (note 3)	**167**	82	74
1,748		**810**	660	355
	In consolidated statement of recognised income and expense			
102	Revaluation of development properties	**107**	17	59
92	Revaluation of investments	**5**	18	5
1,942		**922**	695	419
	Taxation expense			
	Current tax			
(3)	UK corporation tax (30%)	**5**	3	1
11	Foreign tax	**1**	9	
8		**6**	12	1
(1)	Adjustments in respect of prior years		(1)	
7	Total current tax charge	**6**	11	1
307	Deferred tax on income and revaluations	**86**	130	6
314	**Group total taxation (net)**	**92**	141	7
106	Attributable to funds and joint ventures	**32**	16	10
420	**Total taxation**	**124**	157	17

Tax attributable to underlying profits for the six months ended 30 September 2006 is £26m (six months ended 30 September 2005: £22m).

3. Funds and joint ventures

Summary of British Land's share of investments in funds and joint ventures at 30 September 2006

	Underlying profits £m	Net Investment £m	Gross assets £m	Gross liabilities £m
Share of funds	10	692	1,375	(683)
Share of joint ventures	12	512	1,330	(818)
Total share of investments	22	1,204	2,705	(1,501)

The total investment in joint ventures is £522m, which also incorporates £10m being City of London Office Unit Trust (CLOUT) and its associated ventures, which is included within share of funds.

Amounts owed to joint ventures at 30 September 2006 were £31m (30 June 2006: £30m; 31 March 2006: £26m; 30 September 2005: £29m).

British Land's share of profits of funds and joint ventures

Year ended 31 March 2006 £m		Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Three months ended 30 September 2006 £m
123	**Gross rental income**	62	48	31
112	Net rental income	56	46	28
(6)	Other income and expenditure	(3)	(4)	(1)
(67)	Net financing costs	(31)	(28)	(14)
39	**Underlying profit before taxation**	22	14	13
378	Net valuation gains on property and investments	167	82	74
	Goodwill impairment	(2)		
417	**Profit on ordinary activities before taxation**	187	96	87
(9)	Current tax	(2)	(2)	
(97)	Deferred tax	(30)	(14)	(10)
311	**Profit on ordinary activities after taxation**	155	80	77

4. Reconciliation of profit on ordinary activities before tax to cash generated from operations

Year ended 31 March 2006 + £m		Six months ended 30 September 2006 £m	Six months ended 30 September 2005 + £m	Three months ended 30 September 2006 £m
1,498	Profit on ordinary activities before tax	670	743	170
11	Depreciation and amortisation	8	3	4
(1,369)	Net valuation gains on properties	(643)	(578)	(281)
(311)	Share of profits after tax of funds and joint ventures	(155)	(80)	(77)
369	Net financing costs	157	190	82
122	Refinancing charges	228		228
135	Other cash flow items	(31)	(36)	(19)
455	**Cash generated from operations**	234	242	107

+ Restated as described in note 11.

5. Investment, development and trading properties

Investment, development and trading properties were valued on the basis of open market value, supported by market evidence, in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors.

31 March 2006 £m		**30 September 2006 £m**	30 September 2005 £m	30 June 2006 £m
11,081	Investment properties	**12,540**	11,694	11,492
597	Development properties	**800**	304	693
36	Trading properties at cost	**49**	44	36
11,714	Carrying value of properties on balance sheet	**13,389**	12,042	12,221
67	External valuation surplus on trading properties	**73**	62	69
(28)	Head lease liabilities	**(33)**	(27)	(26)
11,753	**Total British Land Group property portfolio valuation**	**13,429**	12,077	12,264
	Share of funds and joint ventures			
2,651	Investment properties	**2,379**	2,535	2,798
	Development properties	**83**		78
4	Trading properties at cost		31	4
7	Finance lease properties	**7**	8	7
3	External valuation surplus on trading properties		7	3
4	External valuation surplus on finance lease properties	**5**	4	5
(8)	Head lease liabilities	**(6)**	(11)	(8)
2,661		**2,468**	2,574	2,887
14,414	**Total property portfolio valuation**	**15,897**	14,651	15,151

Group properties valued at £8,993m were subject to a security interest and other properties of non-recourse companies amounted to £8m.

6. Net Debt

31 March 2006 £m		**30 September 2006 £m**	30 September 2005 £m	30 June 2006 £m
3,683	Securitisations	**3,668**	3,549	3,663
785	Debentures	**1,138**	786	784
1,049	Bank loans and overdrafts	**1,324**	2,413	1,183
187	Other bonds and loan notes	**430**	191	176
5,704	Gross debt	**6,560**	6,939	5,806
48	Interest rate and currency derivatives (liabilities)	**49**	92	39
(26)	Interest rate and currency derivatives (assets)	**(34)**	(17)	(36)
5,726		**6,575**	7,014	5,809
(133)	Cash and short-term deposits	**(195)**	(144)	(204)
5,593	**Net debt**	**6,380**	6,870	5,605

Gross debt includes £140m due within one year at 30 September 2006 (30 June 2006: £124m; 31 March 2006: £129m; 30 September 2005: £282m).

The principal amount of gross debt at 30 September 2006 was £6,571m. Included in this, the principal amount of secured borrowings and other borrowings of non-recourse companies was £5,050m.

Cash and deposits not subject to a security interest amount to £39m.

On 29 August 2006 the Group's existing debentures were restructured to form a single £1bn debenture pool secured on £1.8bn of assets. The Group has incurred a pre-tax refinancing charge of £228m, mainly due to the difference between the market and book values of those debentures. Other bonds and loan notes includes a £256m floating rate secured loan note issued as consideration for the acquisition of the remaining 50% interest in BL Davidson Limited.

7. Dividends

The proposed interim dividend of 5.6 pence per share (30 September 2005: 5.2 pence per share) was approved by the Board on 20 November 2006 and is payable on 16 February 2007 to shareholders on the register at the close of business on 19 January 2007.

The reserves note shows total dividends paid in the six months ended 30 September 2006 of 11.8 pence per share, which is the 2006 final dividend of £61m, that was paid on 18 August 2006.

The Company offers shareholders the option to reinvest their cash dividends automatically in the Company's shares through the Dividend Reinvestment Plan (DRIP). Further details of the DRIP can be found on the Company's website, www.britishland.com, or by calling Lloyds TSB Registrars' DRIP helpline on 0870 241 3018.

8. Corporate acquisitions

On 13 July 2006 the Group acquired seven B&Q stores and on 31 August 2006 acquired the remaining 50% of the issued share capital of BL Davidson Limited.

The fair values of the assets and liabilities acquired are detailed below and have been determined on a provisional basis as the Group is currently in the process of finalising the balance sheets at the date of acquisition.

	£m
Properties	563
Investment in joint ventures	1
Net debt	(309)
Other net current liabilities	(11)
	244
Deferred tax	(90)
Goodwill	105
Total consideration	259

9. Contingent liabilities

There were no contingent liabilities of the Parent Company for guarantees to third parties at 30 September 2006 (30 June; 31 March 2006; 30 September 2005: £Nil).

TPP Investments Limited, a wholly owned ring-fenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which liability is limited to £23m (30 June; 31 March 2006; 30 September 2005: £44m) and recourse is only to the partnership assets.

10. Reserves

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Total £m
At 1 April 2005 - as previously published	130	1,249	12	3,392	4,783
Restatement (note 11)			32	(32)	
Restated position at 1 April 2005	130	1,249	44	3,360	4,783
Total recognised income and expense			(27)	602	575
Share issues		3			3
Purchase of ESOP shares				(9)	(9)
Adjustment for share and share option awards				4	4
Dividends paid in the period				(57)	(57)
At 30 September 2005	130	1,252	17	3,900	5,299
Total recognised income and expense			159	581	740
Share issues		1			1
Purchase of ESOP shares				(1)	(1)
Adjustment for share and share option awards				4	4
Dividends paid in the period				(27)	(27)
At 31 March 2006	130	1,253	176	4,457	6,016
Total recognised income and expense*			67	418	485
Share issues*					
Purchase of ESOP shares*				(4)	(4)
Adjustment for share and share option awards*				2	2
Dividends paid in the period*					
At 30 June 2006	130	1,253	243	4,873	6,499
Total recognised income and expense*			31	156	187
Share issues*		2			2
Purchase of ESOP shares*				(9)	(9)
Adjustment for share and share option awards*				9	9
Dividends paid in the period*				(61)	(61)
At 30 September 2006	**130**	**1,255**	**274**	**4,968**	**6,627**
* Memorandum: Six months to 30 September 2006 as analysed		2	98	511	611

11. Basis of preparation

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The full accounts for the year ended 31 March 2006, which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union and which received an unqualified report from the auditors, and did not contain a statement under s237 (2) or (3) of the Companies Act 1985, have been filed with the Registrar of Companies.

The current period financial information presented in this document is unaudited. It has been prepared using accounting policies consistent with IFRS and the accounting policies set out in the Group's audited results for the year ended 31 March 2006, consistently applied in all material respects, with the exception that following an amendment to IAS 39 the surplus or deficit arising on the revaluation of other investments is now taken to equity rather than recognised directly in the income statement. This change has no impact on the Group's net assets and the comparative income statements have been restated on a consistent basis.

This is the first interim report presenting results for the three months ended 30 September prepared by British Land. A retrospective valuation was not carried out at 30 June 2005, due to the additional costs and limited benefits involved; accordingly, comparatives for the three months to 30 September 2005 are not presented.

The interim financial information was approved by the Board on 20 November 2006.

Table A

Summary income statement based on proportional consolidation for the period ended 30 September 2006

The following pro forma information is unaudited and does not form part of the consolidated primary statements or the notes thereto. It presents the results of the Group, with funds and joint ventures consolidated on a line by line, i.e. proportional basis. The underlying profit before tax (£130m) and total profit after tax (£578m) are the same as presented in the consolidated income statement.

	Q2 Three months ended 30 September 2006 £m	Q1 Three months ended 30 June 2006 £m	**H1 Six months ended 30 September 2006 £m**	H1 Six months ended 30 September 2005 £m
Gross rental income	177	176	**353**	375
Net rental income	166	164	**330**	351
Fees and other income	10	24	**34**	9
Administrative expenses	(23)	(23)	**(46)**	(40)
Net interest costs	(96)	(92)	**(188)**	(218)
Underlying profit before tax	57	73	**130**	102
Debt refinancing costs	(228)		**(228)**	
Net valuation gains (includes profits on disposals)	355	455	**810**	660
Amortisation of intangible asset	(4)	(4)	**(8)**	(3)
Impairment of goodwill		(2)	**(2)**	
Profit on ordinary activities before tax	180	522	**702**	759
Tax charge relating to underlying profit	(12)	(14)	**(26)**	(22)
Other taxation (mainly deferred tax)	(5)	(93)	**(98)**	(135)
	(17)	(107)	**(124)**	(157)
Profit for the period after taxation	163	415	**578**	602
Underlying earnings per share - diluted basis	9p	11p	**20p**	15p

The underlying earnings per share is calculated on underlying pre-tax profit of £130m (six months ended 30 September 2005: £102m), tax attributable to underlying profits of £26m (six months ended 30 September 2005: £22m) and fully diluted shares numbering 522m (six months ended 30 September 2005: 520m). Gross rental income excludes service charge receivable.

Table A (continued)

Pro forma summary balance sheets based on proportional consolidation

The following pro forma information is unaudited and does not form part of the consolidated primary statements or the notes thereto. It presents the composition of the net assets of the Group, with share of funds and joint venture assets and liabilities included on a line by line, i.e. proportional basis and assuming full dilution.

31 March 2006 £m		**30 September 2006 £m**	30 September 2005 £m	30 June 2006 £m
8,775	Retail properties	**9,770**	8,379	9,174
5,200	Office properties	**5,619**	5,458	5,515
439	Other properties	**508**	814	462
14,414	Total properties	**15,897**	14,651	15,151
250	Other investments	**253**	179	248
65	Intangible assets	**57**	72	61
(243)	Other net liabilities	**(262)**	(281)	(299)
(6,684)	Net debt	**(7,384)**	(8,026)	(6,789)
7,802	**EPRA NAV**	**8,561**	6,595	8,372
1486 p	**EPRA NAV per share** (note 1)	**1624 p**	1256 p	1592 p
	Calculation of EPRA NNNAV per share			
7,802	EPRA net assets	**8,561**	6,595	8,372
(1,530)	Deferred tax arising on revaluation movements	**(1,820)**	(1,190)	(1,670)
(33)	Mark to market on interest rate swaps		(89)	22
(386)	Mark to market on debt	**(148)**	(428)	(313)
125	Tax relief arising thereon	**44**	154	88
5,978	**EPRA NNNAV**	**6,637**	5,042	6,499
1139 p	**EPRA NNNAV per share**	**1259 p**	960 p	1236 p

EPRA NNNAV is the EPRA NAV less fair value adjustments for debt and derivatives and the deferred taxation on revaluations and capital allowances.

The British Land Company PLC

Press Release

24 November 2006

BRITISH LAND ANNOUNCES FURTHER DEBENTURE RESTRUCTURING REDUCING GROUP INTEREST COST BY £2 MILLION

The British Land Company PLC announces a further restructuring of its existing £25 million 9.375% 2028 Debentures and £42 million 8.875% 2035 Debentures. The proposed transaction refinances the last of British Land's legacy high coupon debentures replacing them with a new 5.0055% amortising 2035 debenture.

Following the restructuring:

- British Land's annual interest costs will be reduced by approximately £2 million
- British Land's average weighted cost of debt will reduce from 5.46% to 5.41%
- British Land will incur a pre-tax exceptional charge of approximately £39 million mainly due to the difference between the redemption value and book value of the legacy high coupon debentures
- EPRA adjusted NAV will be reduced by 5 pence per share; there will be virtually no effect on NNNAV

Details of the terms of the proposed transaction have been agreed by holders representing 99.6% of the aggregate principal amount outstanding of the 9.375% 2028 and 8.875% 2035 debentures. A Consent Solicitation Document dated 24 November 2006 is being sent to holders.

Enquiries

The British Land Company PLC
Graham Roberts, Finance Director — **Tel.: +44 20 7467 2948**
Peter Clarke, Executive Officer — **Tel.: +44 20 7467 2886**

The Royal Bank of Scotland plc
Andrew Burton, Head of Liability Management — **Tel.: +44 20 7085 8056**
Robert St.John, Managing Director — **Tel.: +44 20 7085 3205**

The Bank of New York
Sarah Taylor, Assistant Vice President — **Tel.: +44 20 7777 5417**

Media Enquiries
Laura de Vere, The British Land Company PLC — **Tel: +44 20 7467 2920**

Finsbury
Gordon Simpson — **Tel.: +44 20 7521 3801**

Notes

Throughout the announcement, calculations are based on current market pricing and the financial effects of the Proposed Transaction on British Land are stated on a pro forma basis as though it were completed on 30 September 2006.

It is proposed to redeem the 9.375% 2028 Debentures at the semi-annual yield of the 6% Government Benchmark due December 2028 plus 0.85% and the 8.875% 2035 Debentures at the semi-annual yield of the 4.25% Government Benchmark due March 2036 plus 0.90%. Holders will receive new 5.0055% amortising debentures in the same principal amount as their existing holdings plus a cash payment to compensate for the value of the mark to market premium on their existing debentures. Holders will have the opportunity to earn an Early Submission Fee. The Early Submission Fees are the exact equivalent to the Amendment Fees foregone by the holders of the 9.375% 2028 debentures and the 8.875% 2035 debentures in their election of Option B in British Land's original restructuring of its debentures in August 2006, being 0.68% and 0.82%, respectively.

Important Notice

The contents of this press release, which have been prepared by and are the sole responsibility of British Land, have been approved by The Royal Bank of Scotland plc ("RBS") solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000. RBS is acting for British Land in connection with the Proposed Transaction and no one else, and will not be responsible to anyone other than British Land for providing the protections offered to clients of RBS or for providing advice in relation to the Proposed Transaction. The address of RBS is 135 Bishopsgate London EC2M 3UR.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities of British Land. Nothing in this press release constitutes advice on the merits of buying or selling a particular investment or exercising any right conferred by the securities described herein.

Any investment decision as to any purchase of securities referred to herein must be made solely on the basis of information contained in the final form of the Prospectus of The British Land Company PLC and no reliance may be placed on the completeness or accuracy of the information contained in this press release.

Securities are not suitable for everyone. The value of securities can go down as well as up. You should not deal in securities unless you understand their nature and the extent of your exposure to risk. You should be satisfied that they are suitable for you in the light of your circumstances and financial position. If you are in any doubt you should consult an appropriately qualified financial advisor.

RBS is authorised and regulated in the United Kingdom by the Financial Services Authority.

The British Land Company PLC

20th December 2006

THE BRITISH LAND COMPANY PLC

RESULTS OF EXTRAORDINARY GENERAL MEETING

British Land announces the results of the poll taken at the Extraordinary General Meeting of the Company held earlier today to amend the Articles of Association for the purpose of UK REIT conversion.

Votes (including votes withheld) were cast for a total of 317,822,005 ordinary shares of the Company, representing 61 per cent. of the issued share capital.

The results of the poll were as follows:

VOTES				
For		Against		Withheld
Shares	As % of votes[1]	Shares	As % of votes[1]	Shares
307,858,857	99.98	67,972	0.02	9,895,176

Following the meeting the Company has made its election for REIT status and has received confirmation from HMRC that the election made is valid effective from 1 January 2007.

Copies of the Resolution passed at the Extraordinary General Meeting will be available shortly for inspection by the public during normal business hours on any weekday (except public holidays) at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS (tel: +44 (0)207 676 1000).

Contacts

The British Land Company PLC
Laura de Vere
Corporate Communications Director — 020 7467 2920

Finsbury:
Ed Simpkins — 020 7251 3801

(Note 1: Excludes votes withheld).

British Land Interim Statement 2006



The British Land Company PLC



British Land is sole sponsor of the 'Holbein in England' exhibition at Tate Britain. Holbein's patron was Henry VIII, and from his studio came several stunning portraits of the monarch. Henry reigned from 1509 to 1547, only marginally longer than British Land's outgoing Chairman, Sir John Ritblat (*floreat* 1971-2006). Both men collected fine art, played a useful game of Real Tennis and built some impressive properties. From the erstwhile York Place Henry fashioned Whitehall Palace, while Sir John turned another York Place into the new headquarters of British Land. Further comparisons must necessarily be conjectural...

The chalk drawing above was probably a preliminary study for the portrait in oils that appears on the front cover. Painted c.1540, it conveys Henry's swagger and assertive masculinity. His clothing is sumptuous, arrogantly fashionable, his doublet picked out in silver leaf. He wears a gold medallion around his neck, the letter H repeated on the chain.

Highlights

Underlying pre-tax profit
Six months ended 30 September

£m



130
140
120
100
80
60
40
20
0
2002‡
2003‡
2004
2005
2006

Net asset value[1] per share
As at 30 September

pence



1624
1750
1500
1250
1000
750
500
250
0
2002‡
2003‡
2004
2005
2006

Interim dividend per share
Six months ended 30 September

pence



5.6
6
5
4
3
2
1
0
2002
2003
2004
2005
2006

Net Asset Value[1] per share 1624 pence, up 9% (11% underlying[2])

Total return[3] 12% for the six months, underlying[2]

Underlying pre-tax profit[4] up 27% to £130 million

Underlying earnings per share[4] up 33% to 20 pence

Interim dividend up 8% to 5.6 pence per share

Portfolio valuation increase of 6.2% in the six months

Properties owned or managed £19.8 billion

[1] EPRA (European Public Real Estate Association) basis – see note 1 to the accounts

[2] before debenture refinancing charge

[3] increase in EPRA net asset value plus dividends paid

[4] see note 1 to the accounts

‡ 2002 and 2003 are as reported under UK GAAP and have not been restated under IFRS

We offer shareholders, both large and small, a superb platform to enjoy the secure growth that commercial property offers.

This is my last report as Chairman of British Land. I could not be more pleased, therefore, to record that British Land is in sparkling form.

British Land Today

Over the last 36 years we have grown successfully to £19.8 billion of prime property assets owned and managed today. In 1970 British Land had net assets of just £20 million. At 30 September 2006, EPRA Net Asset Value is £8.6 billion, 1624 pence per share, and we report a total return for the first half of 12% before refinancing charges.

We are specialists – commercial property specialists. As such we offer shareholders both large and small a superb platform to enjoy the secure growth that commercial property offers, spiced up by our active management and deal-doing. We have an enduring business model that continues to serve shareholders well. In a world of international investment flows, our size allows us to compete for capital among the pre-eminent real estate players globally – whilst our performance underpins the investment case and importantly, we have the long-term rental cash flows to service our needs irrespective of cycles.



An artist's impression of Broadgate Tower and 201 Bishopsgate, EC2

REITs

This is also the Company's last report to shareholders before making the attractive change to REIT status. We are calling an EGM on 20 December at which we will put to shareholders the changes to our Articles of Association necessary before we can elect into the new REIT regime from 1 January 2007. The REIT regime advances UK quoted property companies, removing the tax disadvantage versus other property market investors that has held back the sector and its valuation. I am confident British Land will be a leader of the new regime, offering an attractive and secure but still lively investment, exploiting its size and expertise to benefit our customers and the continued modernisation of the UK's built environment.

An important element of REITs is higher cash distributions for shareholders. Reflecting our continued growth in profits, we are pleased to announce today an 8% increase to the interim dividend to 5.6 pence per share. Thereafter we will switch to payment of dividends quarterly – smoothing cash flows for shareholders that are more reflective of the long-term continuous rental inflows that so distinguish our business.

Our first quarterly dividend will be paid in May in respect of the three month period to 31 December 2006 and will be 6.5 pence per share. Our first dividend in respect of REIT trading will be

8.25 pence for the quarter to 31 March 2007, paid in August. In respect of our first fiscal year as a REIT, we expect the four quarterly dividends together to total no less than 33 pence, which would be 94% up on the dividend paid for our 2005/6 financial year.

British Land will continue to direct its strategy towards long-term growth in income and creating superior total returns. Dividends and their growth will be a more important component of return than before, but still only an element alongside capital appreciation.

Board and Management Transition

At the AGM in July I was pleased to welcome four new directors. Andrew Jones and Tim Roberts are fulfilling valuable roles in charge of Retail and Offices respectively. It is a pleasure to have Kate Swann and Lord Turnbull in their non-executive capacity. My successor as Chairman, Dr Chris Gibson-Smith, is primed for office, complemented by Sir David Michels who steps up to the post of Senior Independent Director.

The transition at Board and Management levels, begun two years ago with the appointment of Stephen Hester as Chief Executive, is now complete and has gone well. I have every confidence in the strength of our business model and pride in the outstanding portfolio which are continuing in such good hands.

Industry

Property is a long-term business, and that is both its charm and its challenge. Buildings are around for many years and can deliver the most lucrative rewards to the patient investor – provided of course that the original decisions were savvy!

This is not to suggest that lethargy is the route to profit – opportunities have to be seized quickly and boldly. Long-term holdings such as Plantation Place were a profitable investment for over 30 years and then provided a further significant boost on redevelopment.

The charm element of property is dealing with a relatively small charmed circle, and this is something that has made for some very enjoyable acquaintances not just for my thirty-six years with British Land but nearly fifty-five years in real estate.

Where there has been a change which remains debatable, is the excessive proliferation of regulation and interference in every aspect of the industry. Some of course good and some less so but what is for sure is that the sheer complexity is time consuming and puts up the costs enormously. In earlier decades aspirations ran to being a doctor or a lawyer, nowadays you might aspire to be a Brussels based environmental consultant instead!

As Macaulay opined in 1830, the natural rate of interest is 5% and by the same token the yield correction which has taken place establishes a return to long-term trend. I believe we can look forward to stable growth in rents. It may be that we shall be the beneficiary in an era of low interest rates as investors come to appreciate the benefit of the inflation hedge.

So, in closing, may I thank all at British Land, and those who have retired after sterling service, for their efforts and their loyalty which have allowed us to come so far and yet be so well placed to prosper in the future. It has been a privilege to lead the Company and, as Honorary President, I will derive great satisfaction in watching British Land adapt to change, evolve and continue to flourish.



Sir John Ritblat Chairman
20 November 2006



Our strategy is working well. We are creating shareholder value through an intense focus on meeting customer needs with actively managed, efficiently financed real estate.

British Land is reporting a strong first half of the 2006/7 financial year.

- **Our financial results are good**. EPRA Net Asset Value is 1624 pence per share (up 9% from March 2006, 11% underlying, and 29% from September 2005). Headline pre-tax profits were £702 million, £130 million underlying, up 27% on the comparable period last year.
- **Our strategy is working well**. We are creating value through an intense focus on meeting customer needs with prime property in strong, supply constrained locations. The mission of the Company to 'sweat its assets' hard in executing that strategy is paying off.
- **This is our last report before REIT election**. We believe we have positioned the Company well to get the most from this new status and to prosper in the demanding market conditions we foresee.
- **We bid farewell to our outgoing Chairman**, Sir John Ritblat, who above all others created the industry leader we see in British Land today. His contribution to the Company and our industry has been immense.
- Reflective of investors' overall assessment, our shares have again outstripped the FTSE 100 Index and our industry peers. At over £15 presently, **the share price has roughly doubled in two years**. Timing is everything – but we are not satisfied just yet!

REITs

We intend to make the REIT election with effect from 1 January 2007, subject to EGM. An expected £315 million entry charge will be provided for in the quarter to 31 December 2006. Pro forma financial data is updated on our website, showing initial benefits of operating in a largely income and capital tax-free regime thereafter. The accompanying regulatory regime is light touch in concept. There will be kinks to iron out, but we expect to be able to compete successfully as a REIT – since tax and dividends aside, nothing changes on day one. We intend to continue to execute our existing strategy, meeting customer needs and thereby creating shareholder value from actively managed, efficiently financed real estate.

We believe that the REITs regime, longer term, will reinforce the competitive position of quoted property companies like British Land. Fiscal efficiency, light touch regulation and attractive, asset-backed growth is a strong story for the long-term investor.

British Land offers focused real estate investment with a pre-eminent combination of performance, scale and accessibility – a recipe of even greater relevance as the audience for quoted property investment expands and deepens in the UK and internationally.

Property markets

As predicted, the yield shift that has dominated real estate markets, boosting values, has now slowed. With an initial yield overall of 4.6% (rental income as a percentage of capital values) and equivalent yield of 5.3%, we see the UK property market as well anchored versus other asset classes. The rental growth in prospect brings overall forecast risk-adjusted returns from property to sustainable levels. Of course market movements will also reflect sentiment and unforeseen events as well as fundamental analysis; it remains management's responsibility to protect against unexpected shocks as well as to capture unexpected gains where possible.

The capital flows that have driven the investment market remain robust. Liquidity is therefore still good and conditions competitive. It remains our view that the current market often gives insufficient weight to risk factors such as rental growth prospects and occupancy risk. Hence our preference for prime property and good income security overall.

With waning yield shift, the emphasis is moving firmly to rental growth prospects as the driver of capital growth. Here sectoral and property specific influences dominate the outlook as the interplay of customer demand and product supply varies.

In the Retail sector generally market conditions remain demanding as retailer profit pressures combined with new space releases slow rental growth and increase tenant demand for rental incentives. Nevertheless, annualised rental growth for the sector as a whole is currently some 2.8%. The majority of British Land's portfolio has been positioned in areas of above average customer demand with limited new supply of space. Hence we believe our rental growth and prospects to be above average for the sector.

In London Offices, the well publicised cyclical upturn is under way with good customer demand as London's international services dominated economy expands and limited new office supply is immediately available. Rental growth in Central London is currently some 12% annualised. The key judgement to make is with what pace new supply is delivered to meet or exceed demand for new space in coming years – i.e. the length and

trajectory of the current Office property cycle. And since Office prices have risen sharply (13% year to date) thereby contracting yields in anticipation of rental growth, the delivery of that growth should in due course be accompanied by outward yield shift, a mitigating factor in further capital growth.

In this Office cycle there is attractive upside to be captured, but also significant risk of disappointment. Hence the specifics of quality, location, asset management and rental timing are vital. We are optimistic for British Land's prospects and working hard to capture the growth.

Activity during the six months

Portfolio reshaping

Total purchases and sales in the first six months reached some £1.7 billion gross, aimed at further improving risk adjusted returns and growth prospects for our assets. Our two principal themes remain: sharpening our sectoral focus to concentrate on areas where we have both distinctive expertise and confidence in performance, and recycling our capital within 'advantaged' sectors.

In London Offices the strong investment market has provided good opportunities to achieve high sale prices for assets where we see (risk adjusted) growth prospects as lower than those expected from reinvesting the proceeds into our office development programme:

- the final investment held by CLOUT at Plumtree Court, EC4 sold for £120 million
- the offices at 133 Houndsditch, EC3 realised £110 million, and
- the disposal of 51 Eastcheap, EC3 completed at £55 million

all at a premium over the March 2006 valuation. The table, right, also shows more exits from provincial offices and the profitable sale of our head office in Regent's Park prior to our relocation in 2007.

In the Retail sector, activity has focused on:

- enhancing our retail warehouse park profile through sales of assets with slower rental growth prospects, often bulky goods parks but may also be highly rented open A1, and selective reinvestment in those parks, usually open A1, where conversely we see better rental growth prospects
- repositioning the in town retail portfolio through more sales of high street retail
- increasing our investment in European out of town retail, via PREF and our direct purchase of a 50% share in the major retail development project in Zaragoza, Spain.

We also perceive value in certain property portfolios where long-term fixed increase or indexed leases offer a level and security of return likely to be more sought after as overall property growth rates subside.

Sales – 6 months to September 2006

	Price £m	BL share £m	Gain[1] %
Retail			
Gallions Reach Shopping Park, E6[2]	192	35	8.4
Weston Favell Shopping Centre, Northampton[3]	122	61	22.0
5 retail warehouse parks	58	37	10.6
11 in town retail units	55	55	4.9
B&Q warehouse, Stockton-on-Tees	29	29	0.5
	456	**217**	**10.1**
Offices			
Plumtree Court, EC4[4]	120	43	18.8
133 Houndsditch, EC3	110	110	41.2
51 Eastcheap, EC3	55	55	7.1
2-12 & 20-21 Cornwall Terrace, Regent's Park, NW1[5]	50	50	59.8
Provincial offices	28	28	8.3
	363	**286**	**28.6**
Others	30	20	17.4
	849	**523**	**19.9**

[1] sale price above latest year end valuation (March 2006)
[2] Hercules Unit Trust (HUT)
[3] The Tesco British Land Property Partnership
[4] City of London Office Unit Trust (CLOUT)
[5] contracted July 2006 – completion expected July 2007

Purchases – 6 months to September 2006

	Price £m	BL share £m	Value uplift[1] %
Retail			
50% share of BL Davidson portfolio	269	269	2.8
9 B&Q warehouses[2]	230	221	6.8
5 retail parks in Europe[3]	88	30	1.5
50% share of Puerto Venecia Retail Park, Zaragoza[4]	69	69	–
Giltbrook Retail Park, Nottingham[5]	35	35	–
Worcester Road, Evesham[6]	20	5	–
	711	**629**	3.6
Offices and other			
50% share of BL Davidson portfolio	96	96	7.1
Others	39	33	–
	846	**758**	**3.9**

[1] from purchase price to September 2006 valuation
[2] includes 7 acquired in portfolio and 1 in Hercules Income Fund (HIF)
[3] PREF (Pillar Retail Europark Fund) – 3 parks in Portugal, 1 in Madrid and 1 in Belgium (completion of 2 parks due September 2007)
[4] purchase of 50% interest from and Joint Venture development agreement with Copcisa Corp (a Spanish construction company) and private investors
[5] existing park and new development project
[6] HIF – forward purchase of retail development

The sales by HUT (and others) of Gallions Reach Shopping Park, Beckton for £192 million and by The Tesco British Land Property Partnership of Weston Favell Shopping Centre, Northampton for £122 million, were achieved at well above the March 2006 valuation.

We completed the acquisition of the outstanding 50% of the BL Davidson Joint Venture in August 2006, issuing loan stock for the net purchase price (after existing third party debt) of £256 million. Its current investment portfolio has a value over £700 million primarily in areas of our market leadership – open A1 retail and central London offices. We also completed the purchase of the Giltbrook Retail Park development in Nottingham.

A portfolio of seven B&Q warehouse stores was purchased in July 2006 for £198 million, each of approximately 100,000 sq ft in prime edge of town locations and let on 20 year leases. Current rent is at market levels and will be increased annually in line with RPI, subject to a cap. The value of British Land's portfolio with leases subject to fixed, minimum or indexed rental uplifts is now some £1.8 billion.



Nassica Retail and Leisure Park, Madrid (PREF)

Extending our investment in Europe, we have been able to capitalise on Eurozone contacts and UK expertise to secure good quality out of town retail assets. In May 2006 we completed the purchase of a 50% Joint Venture interest in the major Puerto Venecia project in Zaragoza, Spain. British Land has a 40% effective interest in PREF, which currently owns 10 income producing retail parks in Spain, Italy, Portugal, Belgium, France and Switzerland, and has contracted conditionally to acquire another six retail parks currently under development. The combined area of the Fund's income producing schemes and the developments when complete will be some 400,000 sq m (4.3 million sq ft), with a value of over €818 million (£550 million). Across the retail parks owned and under development in PREF and in our Zaragoza Joint Venture, the average capital value of £137 per sq ft and ERV of £8 per sq ft are lower than comparable assets in the UK, with higher gross initial yields of 5.9% in Euros, and provide good prospects for attractive returns under our management as the European market develops.

Proactive asset management

Across the business we continue to add value to our property through a range of intensive asset management and development activity. **The focus on customer requirements is delivering good results** from a range of lettings, tenancy changes, lease restructurings, planning improvements, scheme refurbishments and significant London office developments. In Retail particularly, our market leadership offers retailers an unrivalled choice and this scale benefits both parties.

New lettings and lease renewals
(including Funds and Joint Ventures)

			Rent pa £m	
	Number	Sq ft 000s	New total	BL share of increase
Retail Warehouses	48	300	8.7	5.5
Shopping Centres	77	278	11.8	5.0
High Street	11	50	0.5	–
Central London Offices	11	80	2.9	2.2
Other	50	174	2.6	1.3
Total	**197**	**882**	**26.5**	**14.0**

At our completed development of Nugent Shopping Park, Orpington further lettings have been achieved in the six months to major retailers including Game, HMV, Vision Express and WH Smith Stationery. The latter two are first lettings to these companies in out of town retail park formats. Nugent is now some 75% let, with all remaining space under offer.

HUT has also secured the first two out of town lettings to Stylo Barratt's new concept store, Shutopia, at Parkgate, Rotherham and Borehamwood Shopping Park. These lettings, together with those at Nugent, are further examples of the flexibility of these retail investments to meet retailers' changing requirements.

At Meadowhall Shopping Centre, letting activity has continued with over 20 new leases in the six months covering over 65,000 sq ft concluded to retailers including Virgin, Timberland and River Island. The reconfiguration of the area previously occupied by Sainsbury's is progressing well with completion due in September 2007. Contracts have been exchanged with Primark and Next for units of 73,000 sq ft and 66,000 sq ft in this new space. The Meadowhall management has continued to address environmental impacts and the Centre has recently achieved zero waste to landfill, through a combination of recycling, on site materials recovery facility and incineration for energy recovery.

In the City, we identified that our existing tenant UBS needed further office space at Broadgate. In order to meet this requirement, we have been able to agree the take back of 66,000 sq ft at 6 Broadgate and re-let to UBS at a headline rent of £45 per sq ft. This has also updated the open market rental value for unrefurbished space at Broadgate and is an indication of the continuing improvement in City occupational market conditions.

At Plantation Place South, EC3, new lettings of 35,000 sq ft have been achieved, including 28,000 sq ft on two floors to AIG Global. A further 38,000 sq ft is under offer, with a best rent of £48 per sq ft. On completion of the fit out early next year, York House, W1, will incorporate the new head office for British Land.

We have begun a master planning exercise for Broadgate, which is a relatively low rise and low density estate. The recent draft guidelines, produced by the Mayor's office, for narrowing the protected 'view corridors' to St. Paul's should allow us to explore more high-rise development at Broadgate. We are at the very early stages of the exercise, but the indications are that redevelopment and adding extra floors to existing buildings is possible, and would not be out of keeping with the surrounding area.

Rent reviews
(including Funds and Joint Ventures)

		Rent pa £m		
	Number	New total	Increase	BL share of increase
Retail Warehouses	33	11.2	3.0	1.8
Superstores	19	26.1	2.2	1.7
Shopping Centres	53	15.1	1.9	1.4
High Street	10	1.2	0.1	0.1
Central London Offices	8	17.7	–	–
Other	8	1.7	0.1	0.1
Total	**131**	**73.0**	**7.3**	**5.1**

During the six months **we have also made good progress with rent reviews** concluding 131 reviews at overall 6% above the external valuer's applicable ERV, generating an increase in current rental income to British Land of £5 million pa.

A significant rent review determination was achieved on the Sainsbury's store at Chiswick of 75,000 sq ft, where the arbitrator's award was £30 per sq ft as a base rent, equating to £33 per sq ft after adjustment for fixtures and fittings. This represented a 42% increase above the previous passing rent and has a knock-on benefit to our superstores portfolio across other comparable sites.


Sainsbury's
Sainsbury's, Burton upon Trent

Development programme

Committed	PC[1]	Sq ft 000	Cost[2] £m Total	Cost[2] £m To complete	Value Sept 2006 £m	Notional Interest[3] £m	Rent pa £m Total[4]	Rent pa £m Let/ Pre-let	Sales[5] £m
London Offices:									
201 Bishopsgate & Broadgate Tower	Q3 2008	822	297	222	295	26	42.0	–	–
Ropemaker Place[6]	Q2 2009	590	225	221	150	36	29.4	–	–
Osnaburgh Street[7]	Q1 2009	490	253	246	9	21	18.0	–	46
The Willis Building	Q1 2007	475	201	57	270	7	21.3	21.0	–
Basinghall Street[8]	Q2 2007	199	40	13	26	–	–	–	43
Coleman Street[8]	Q1 2007	180	39	16	23	–	–	–	44
York House[9]	Q4 2006	138	57	11	100	–	6.7	–	–
Ludgate West	Q4 2007	127	49	33	50	4	6.2	–	–
Total Offices		3,021	1,161	819	923	94	123.6	21.0	133
Retail Parks:									
Puerto Venecia, Zaragoza[10]	Q3 2008	2,100	75	70	83	4	8.8	0.3	22
Giltbrook, Nottingham	Q1 2008	201	37	37	9	3	3.4	–	–
Business Park:									
Blythe Valley (Plot G2)	Q4 2006	35	6	2	9	–	0.7	0.7	–
Total		**5,357**	**1,279**	**928**	**1,024**	**101**	**136.5**	**22.0**	**155**

[1] estimated practical completion of construction
[2] estimated construction cost
[3] from 30 September 2006 to PC
[4] current estimated headline rent (excludes provision for tenants' incentives)
[5] developments (or parts) expected to be sold, no rent allocated
[6] subject to revised planning – existing consent for 505,000 sq ft
[7] Regent's Place, development includes 110,000 sq ft residential expected to be sold
[8] City of London Office Unit Trust (CLOUT) – BL Share 35.9% – forward sold
[9] c.40,000 sq ft offices to be occupied by British Land, development includes 26,000 sq ft residential expected to be retained
[10] Joint Venture (Eurofund Investments Zaragoza) – BL share 50%

Data for Group and its share of Funds and Joint Ventures, except areas in sq ft shown at 100%.

3 million sq ft London Offices – developments carefully timed and customer focused

Our London office development programme represents the best way to meet customer needs in this sector, with high-quality buildings of architectural merit in the right locations, offering flexible, efficient floor plates and an attractive working environment. In turn, the economics are more attractive to us than the current investment market offers. We expect office rental growth to generate higher rents during 2007–2009 and our developments should be well timed for delivery into this improving market.

The Willis Building, EC3, was 'topped out' in September and is on programme for completion in early 2007. The offices at York House, W1 have reached practical completion on time and within budget; we are now fitting out the c.40,000 sq ft to be occupied as our new head office. The residential apartments at York House are scheduled for practical completion at the end of this calendar year.

Construction of 201 Bishopsgate and The Broadgate Tower are also progressing well with the steel frame for the tower reaching level 20 – and making its mark on the London skyline. The design is energy efficient and is expected to produce a significantly lower level of emissions than is required by current building regulations.

At Ropemaker Place, EC2, piling and preparation works are proceeding. The redesigns for the new development are in hand and we are submitting a revised planning application for a larger, more efficient building to provide 590,000 sq ft of prime office and ancillary space on this 1.2 acre island site.

The next phase of the development of the Regent's Place, NW1 estate will be to provide 380,000 sq ft of offices and 110,000 sq ft of residential accommodation at Osnaburgh Street in the West End. We have now acquired the remaining freehold interest from The Crown Estate, enabling construction to begin in early 2007.



An aerial view of Regent's Place, NW1, including an artist's impression of the new development at Osnaburgh Street

2.3 million sq ft retail – new projects in UK and Spain

Giltbrook Retail Park, Nottingham is a retail warehouse scheme of 60,000 sq ft let to Decathlon and Next, and a site of 20.8 acres opposite with an existing planning consent for a further 150,000 sq ft of retail and 75,000 sq ft of industrial/office accommodation. We have been working on the project design and following local consultations have recently submitted a revised planning application for a 240,000 sq ft mixed use retail, industrial and office scheme, with improved environmental attributes. With the new park expected to complete in 2008, anchored by an adjacent existing IKEA store, we expect this to become an important regional retail destination.

Our Joint Venture development of Puerto Venecia is under way at Zaragoza, to create a retail warehouse park, a specialist retail and leisure scheme and a shopping centre (with ancillary facilities), in total 195,000 sq m (2.1 million sq ft). Infrastructure works have begun and IKEA is progressing well with the construction of its store, expected to open for trading mid-2007 to anchor the retail park. Further anchor tenants agreed for the schemes include the major retailers Leroy Merlin, Decathlon, Porcelanosa and Conforama.

At Blythe Valley Business Park, Solihull, we have received outline planning consent for Phase 2, an additional 800,000 sq ft of new office space, bringing the total consented area at Blythe Valley Park to 2 million sq ft. We are working on preparation and design, with construction proposed to commence on site next year.

Development prospects

		Sq ft 000	Cost to complete[1] £m	Value Sept 2006 £m	Notional interest[2] £m	Rent pa[3] £m	Sales[4] £m	Planning
The Leadenhall Building	City Office	601	323	115	37	34.3	–	Detailed
Regent's Place[5]	West End Office	497	205	31	15	16.8	57	Pending
Blythe Valley Park[6]	Business Park	704	113	14	3	14.1	–	Outline/detailed
New Century Park	Business Park/Distribution	582	76	24	3	8.0	12	Detailed
Meadowhall Casino	Leisure	409	123	–	7	12.2	–	Submitted
Meadowhall	Car Showrooms	171	29	–	2	3.2	–	Pending
Theale	Residential	204	31	13	2	4.3	–	Submitted
Preston	Retail Park	67	14	3	–	1.2	–	Detailed
Total		**3,235**	**914**	**200**	**69**	**94.1**	**69**	
Total construction cost[1]:			946					

[1] estimated construction cost
[2] during construction to PC
[3] current estimated headline rent (excluding cost of tenant incentives)
[4] developments (or parts) expected to be sold, no rent allocated
[5] North East Quadrant, offices and residential
[6] not including Phase 2, subject to a conditional development agreement

All data for Group, projects 100% owned

Portfolio valuation

Valuation by sector	Group £m	Funds/JVs[1] £m	Total £m	Portfolio %	Uplift[2] % 3 mths	Uplift[2] % 6 mths
Retail						
Retail Warehouses	2,377	1,529	3,906	24.6	3.0	6.3
Superstores	1,590	266	1,856	11.7	2.7	5.0
Shopping Centres[3]	2,194	490	2,684	16.9	1.0	3.8
Department Stores	786	146	932	5.8	1.2	3.5
High Street	392	–	392	2.5	2.0	3.1
All retail	**7,339**	**2,431**	**9,770**	**61.5**	**2.1**	**4.9**
Offices						
City[4]	3,623	–	3,623	22.8	2.8	7.6
West End[5]	783	–	783	4.9	3.2	7.1
Business Parks & Provincial	157	3	160	1.0	0.8	2.1
Development	1,053	–	1,053	6.6	8.7	15.1
All offices	**5,616**	**3**	**5,619**	**35.3**	**3.8**	**8.6**
Industrial, distribution, leisure, other	474	34	508	3.2	1.7	2.8
Total	**13,429**	**2,468**	**15,897**	**100.0**	**2.7**	**6.2**

[1] Group's share of properties in Funds and Joint Ventures
[2] increase in value for 3 months and 6 months to 30 September 2006, includes valuation movement in developments, purchases and sales, net of capital expenditure, and excludes properties in Europe
[3] Meadowhall valuation up 3.0% to £1,613 million (up 4.1% pre cap-ex); ERV £82.8 million; net equivalent yield 4.65% (true equivalent yield 4.8%)
[4] Broadgate valuation up 6.5% to £3,440 million; headline ERV range £40.00 – £50.00 per sq ft (average headline ERV has risen 7.3% to £43.30 psf); net initial yield 5.0% (assuming top up of rent free periods and guaranteed minimum uplifts to first review)
[5] Regent's Place valuation up 4.8% to £608 million; headline ERV range £23.50 – £45.00 per sq ft; net initial yield 4.9% (assuming top up of rent free periods and guaranteed minimum uplifts to first review)

The table above shows principal valuation movements for both the three months and the six months to 30 September 2006 by sector for our £15.9 billion portfolio. All sectors improved in value.

The 6.2% uplift for the six months was comparable with that reported by IPD for the market overall (after adjustment for differences in calculation method, including time weighting). Contributing to the uplift was like for like growth in rental value (ERV) for the portfolio ahead of the market at 2.8%. The net equivalent yield (after notional purchasers' costs) on the portfolio has also tightened by 16bps to 4.7% during the six months.

The main sector drivers of the valuation increase over the six months were:

- London offices, including developments, at 34.1% of the portfolio rose by 8.9%, mainly as a result of improvements in market rental and yield levels
- retail warehouse parks at 24.6% of the portfolio were up by 6.3% due to continuing demand for open A1 parks, with the best prospects for rental growth.


M&P
HMV
NEXT
NEXT
Birstall Shopping Park, Leeds (HUT)

Financial results

Highlights for the 6 months ended:	September 2006	Sept 2005 (restated)[1]	Change
Income Statement	**£m**	£m	%
Underlying pre-tax profit[2]	**130**	102	+27
Gross rental income	**291**	327	-11
– proportional basis[3]	**353**	375	-6
Net interest costs	**157**	190	-17
– proportional basis[3]	**188**	218	-14
Headline pre-tax profit[3]	**702**	759	-8
	pence	pence	
Diluted earnings per share[2]	**111**	116	-4
Underlying diluted earnings per share[2]	**20**	15	+33
Dividend per share	**5.6**	5.2	+8
As at:	**September 2006**	March 2006 (restated)[1]	**Growth** (6 months)
Balance sheet			
Net Assets	**£6,627m**	£6,016m	+10%
EPRA[2] Net Assets	**£8,561m**	£7,802m	+10%
EPRA[2] NAV per share	**1624p**	1486p	+9%

[1] see note 11
[2] see note 1
[3] see Table A for non-statutory proportional consolidation, including share of Funds and Joint Ventures

Income statement

Gross rental income was 11% lower resulting from the significant level of asset sales over this period and last year. Since the disposals mainly affected the British Land Group rather than its interests in Funds and Joint Ventures the overall reduction in gross rental income between the two half year periods was only 6% on a proportionally consolidated basis, to £353 million. On a like for like basis (including our share of Funds and Joint Ventures) – that is excluding purchases, sales, developments and adjusting for asset management initiatives – growth in rental income was 3%, reflecting 1.8% for offices and 3.8% for retail properties.

Fees and other income amounted to £33 million for the six month period (2005: £9 million) which includes a dividend received from Songbird Estates plc (Canary Wharf) of £18 million (2005: £nil) and performance and management fees of £11 million (2005: £2 million).

Administrative expenses for the six months amounted to £42 million compared to £36 million in the prior period and included a full six months of administrative expenses, specifically staff costs, relating to the acquisition of Pillar Property plc in July 2005.

Net interest costs reduced substantially following repayment of debt from the proceeds of sales and the impact of cheaper debt raised on refinancing, to £157 million for the six months (down 17%) and £188 million on a proportionally consolidated basis (down 14%), excluding the charge of £228 million pre-tax incurred on the British Land debenture refinancing (set out below).

Underlying pre-tax profit, excluding the refinancing charge, was up 27% to £130 million, benefiting from receipt of the Songbird dividend in the first quarter, growth in underlying rents, lower finance charges as a result of refinancing activity and the disposals, which reduced interest costs by more than the rental income foregone.

British Land's share of underlying pre-tax profit of Funds and Joint Ventures was £22 million (2005: £14 million). Including valuation gains, goodwill and taxation, Funds and Joint Ventures contributed £155 million (2005: £80 million) on an after tax basis.

The tax rate for the six months is 18% with an underlying rate of 20%, excluding the refinancing charge, tax on sales and the effects of prior year items.

Earnings per share were also affected by the refinancing charge; excluding this charge, earnings per share, reported at 111 pence, would have been 141 pence. **Underlying earnings per share were up 33% to 20 pence.**

The revaluation gains on property recognised in income totalled £643 million (2005: £578 million) including gains on property disposals of £36 million (2005: £34 million). In addition the share of profits from capital items in Funds and Joint Ventures totalled £167 million (2005: £82 million) and a further £112 million (2005: £35 million) is shown within movements in equity relating to the revaluation of investments and development properties. In total on a proportional consolidation basis, capital revaluation gains in relation to properties and investments amounted to £922 million for the period (2005: £695 million).

Capital growth

The combination of growth in the property portfolio of 6.2% and increased profits, less the refinancing charge, have led to an increase in EPRA net assets in the six months since March 2006 of 9% to 1624 pence per share. EPRA net assets without the refinancing charge, which amounted to 30 pence per share, would have been 1654 per share, an uplift of 11% in the six months.

Total return (NAV growth plus dividends) **for the six month period** was **12%**, before the debenture refinancing charge.

Financial implications of REIT status

As discussed earlier, British Land expects to elect REIT status from 1 January 2007. On conversion to a REIT the entry charge will be treated as an expense in the period it is committed. At the same time there will be a release of provisions made for deferred tax to the extent that gains on future disposals are expected to be tax exempt. Based on 30 September 2006 values and assuming a target group structure that includes corporate Joint Ventures, the entry charge would be £315 million and the deferred tax release would be £1.7 billion. The assumptions underlying this can be found on our website (Interim Results Presentation).

The entry charge expense will reduce NAV per share. The release of deferred tax will not increase NAV because deferred tax is excluded from that calculation. The overall pro forma effect on NAV (based on 30 September 2006 values) will be a reduction of 67 pence.

Certain assets and income are not expected to qualify for tax exempt status within the REIT regime. These include our investment in Songbird and our overseas interests. Interests held in Unit Trusts will also be chargeable to tax on their disposal as will capital distributions. Corporate Joint Ventures may not form part of the tax exempt group on day one of the REIT regime. Accordingly the entry charge and the release of deferred tax balances on day one of the REIT regime will be smaller than the target figures and some deferred tax balances will remain.

Financing activity

Our financing policy is to enhance equity returns through strategic leverage while maintaining a risk-averse debt structure. Our current target range for the loan to value ratio across the entire business remains 45-55%, a prudent level particularly given our low income risk through long weighted average lease lengths (14 years) and low vacancy rates. The table below sets out the relevant ratios.

Financing statistics	**30 September 2006**	31 March 2006
Group:		
Net debt	**£6,380m**	£5,593m
Weighted average debt maturity	**14.2 yrs**	15.0 yrs
Weighted average interest rate	**5.46%**	5.71%
% of net debt at fixed/capped interest rates	**95%**	95%
Interest cover[1]	**1.69**	1.51
Loan to value (debt to property & investments)	**43%**	42%
Unsecured debt to unencumbered assets	**28%**	26%
Undrawn committed facilities and cash	**£1,795m**	£2,415m
Group and share of Funds and Joint Ventures:		
Net debt[2]	**£7,384m**	£6,684m
Weighted average debt maturity	**12.9 yrs**	13.4 yrs
Weighted average interest rate	**5.45%**	5.69%
Interest cover[1]	**1.69**	1.52
Loan to value (debt to property & investments)	**46%**	46%

[1] Underlying profit before interest and tax/net interest excluding refinancing charges
[2] see Table A

A £1 billion restructuring of the British Land debentures was completed in August 2006, creating a debenture security pool valued at £1.8 billion. A pre-tax refinancing charge of £228 million, mainly due to the difference between the market and book values of the debentures, reduced EPRA NAV per share by 30 pence; there is virtually no effect on NNNAV. British Land's annual interest costs will be reduced by some £10 million and its weighted average cost of debt is reduced by some 0.3% pa. With the simplified uniform structure, improved common covenants and enhanced transparency, the new debentures are already showing benefits of greater liquidity.

During the six months we raised over £750 million of new (or renewed) bank revolving credit facilities. These included a successful syndicated seven year loan facility of £405 million, taking advantage of lower market pricing and replacing more expensive lines.

In October 2006 we finalised the development finance for the Joint Venture project at Puerto Venecia, Zaragoza, to be provided by a syndicate of banks in Spain.

On 20 November 2006 we announced our intention to refinance the £853 million Meadowhall Shopping Centre securitisation.

Property sectoral outlook

We continually review the prospects and expected performance of each asset in the light of market conditions, deciding across the portfolio when to buy, hold or sell. Our occupier-led strategy informs these decisions, concentrating on markets and properties with positive supply/demand characteristics and focusing on providing efficient accommodation in the best locations. Our asset management aims to further enhance rental growth and performance.

Retail – £9.8 billion invested, 76% of which is out of town

The retail property investment market remains active with strong interest from, *inter alia*, Irish investors and institutional funds. However the disconnect between the investment and occupational markets is coming to an end, as buyers are now beginning to look through to the underlying occupational demand in pricing capital values.

With this in mind **we expect to see prime outperforming the secondary sub-sectors** with prime rents and yields supported by attractive demand and supply dynamics. There is however a risk within the secondary sub-sectors of yields widening where there is greater chance of falling tenant demand.

Overall we expect modest rental growth rates in the retail sector, with marked differentials between performance depending on an asset's particular type, location, tenant mix, size and unit flexibility, as well as retailers' trading performances.

The strongest rental growth going forward is expected to be in open A1 retail warehouses. The range of retailers expanding into out of town operations, often with new trading formats, is maintaining demand for space in open A1 parks. Many high street retailers such as Asda, Marks & Spencer, Tesco and Debenhams, are taking more space out of town as they introduce new formats, improving tenant mix on the parks and strengthening the shopping destination. There is also healthy demand for more 'standard' units, with increasing lettings to retailers such as New Look, River Island, Boots and Monsoon. The volume of transactions remains healthy at the more desirable locations, although in the current market several transactions may be required to establish the growth.

Prospects for improving rents in food superstores are also above average, where we see good demand for the stores (with limited supply) and affordable rents, which the tenants' trading would support at above current market levels.

For retail investments in town, including shopping centres, we expect growth to be more difficult to achieve. Supply of town centre shopping space is increasing, while the competition from successful out of town locations grows. Smaller towns and secondary locations will perform least well. We are reducing our holdings of in town assets to focus on those which are located within large catchment populations, are dominant in the relevant area and where we believe income growth can be achieved through real asset management initiatives, including development opportunities.

Across the sector, **our customer led strategy is central.** We are selectively acquiring (and holding) those properties which provide retailers with their preferred trading environment, and have the flexibility to adapt unit size and configuration as their requirements change. In a more challenging retail environment, with retailers being more focused on costs and margins these assets will perform best going forward, as rental growth becomes the principal element of improving value.

£15.9 billion Property Portfolio

62% Retail: 76% Out of town | **35% Offices: 97% Central London**



Retail	
Out of town	
– Retail warehouses	25%
– Superstores	12%
– Meadowhall	10%
In town	
– Shopping centres	7%
– Department stores	6%
– High street	2%
Offices	
– Central London offices	28%
– Office development	6%
– Business parks & provincial	1%
Other	3%

30 September 2006

Offices – £5.6 billion invested, 97% of which is Central London

Healthy market conditions in London offices prevail. Take up so far this year has been above average levels and as a result vacancy rates across the Capital have fallen. In the City, where the majority of our London investments and developments are held, the vacancy rate has fallen by a striking 26% over the last year. The outlook for take up is also positive, with current demand for accommodation, plus the level of enquiries, at encouraging levels.

The falling level of availability and increasing demand are resulting in headline rents rising and incentives decreasing. In the City, we have benefited from office ERV growth of 6.4% over the last six months.

Logically, at the same time as we are experiencing rental growth the investment market is strong, turnover is high and yields have hardened. This strong and liquid investment market has provided disposal opportunities for us, taking advantage of high prices achievable for offices where we see lower or riskier growth profiles.

Looking forward, **London's status as a favourable place in which to do business is continuing to improve.** At the moment forecasts are relatively upbeat for growth in both London's GDP and City employment. The forecasts are supported by the feedback from our tenants who (on the whole) are planning for sensible growth in their businesses. The immediate outlook is positive.

In the next few years we estimate that Central London office supply will be limited, so we expect rents to continue to rise. This outlook bodes well for our occupier led office development programme – of which 73% (and all of the committed projects) will be completed by 2009 – plus the performance of our prime well let investments which should capture cash flow growth through the rent review cycle. The development programme also allows us to invest further into a sector where values are rising, without having to compete for acquisitions in the buoyant investment market.

The question looking into the medium term, especially in the City where there are outstanding planning consents, will be the extent to which the market will respond to rising rents and start to increase the supply of developments without pre-lets. We shall be vigilant to the signs of unsupported increases in supply, but for the time being we remain confident that for offices London is the place to be.



Stephen Hester Chief Executive
20 November 2006

Further portfolio analysis

Current reversions (excluding developments)	Annualised net rents[1] £m	Reversionary income[2] (5 years) £m	Current yield[3] %	Reversionary yield[3] (5 years) %
Retail				
Retail Warehouses	150	32	3.9	4.8
Superstores	87	3	4.7	4.9
Shopping Centres	123	20	4.6	5.3
Department Stores	41	7	4.5	5.1
High Street	19	1	4.8	5.2
All retail	**420**	**63**	**4.3**	**5.0**
Offices				
City	153	38	4.2	5.3
West End	34	5	4.7	5.4
Business Parks & Provincial	9	1	5.6	6.5
All offices	**196**	**44**	**4.3**	**5.3**
Industrial, distribution, leisure, other	27	3	5.4	6.1
Total	**643**	**110[5]**	**4.4[4]**	**5.1**

[1] net rental income under IFRS differs from annualised net rents which are cash based, due to accounting items such as spreading lease incentives and contracted future rental uplifts, as well as direct property costs
[2] includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at current estimated rental value (as determined by external valuers)
[3] portfolio yield (gross to British Land, without notional purchasers' costs)
[4] current yield after adding back rent frees 4.6%
[5] £50 million contracted under expiry of rent free periods and minimum rental increases

Leases and occupancy (excluding developments)	Average lease term, years to first break	Underlying[1] vacancy rate %	Vacancy rate %
Retail			
Retail Warehouses	14.0	2.5	3.6
Superstores	20.4	–	–
Shopping Centres	12.5	2.9	6.1
Department Stores	30.4	–	–
High Street	11.0	1.1	1.3
All retail	**16.3**	**1.9**	**3.3**
Offices			
City	10.0	1.8	4.2
West End	10.4	1.6	3.4
Business Parks & Provincial	10.4	7.2	7.4
All offices	**10.1**	**2.0**	**4.2**
Industrial, distribution, leisure, other	21.3	0.4	0.8
Total	**14.4**	**1.9**	**3.5**

[1] the underlying vacancy rate excludes asset management initiatives and units under offer

Lady with a Squirrel and a Starling, c.1527

This Holbein portrait represents Anne Lovell, the wife of one of Henry VIII's courtiers, Sir Francis Lovell. Visual puns help identify the sitter – squirrels appear in the Lovell coat of arms while the starling is an echo of their estate at East Harling in Norfolk. The Lovells had a son in 1526 and the portrait, with its strong family associations, may have been commissioned to celebrate the event.



Consolidated Income Statement for the period ended 30 September 2006

Year ended 31 March 2006 Audited[†]					Six months ended 30 September 2006 Unaudited			Six months ended 30 September 2005 Unaudited[†]		
Underlying pre tax* £m	Capital and other £m	Total £m		Note	Underlying pre-tax* £m	Capital and other £m	Total £m	Underlying pre-tax* £m	Capital and other £m	Total £m
690		690	**Gross rental and related income**	2	**315**		**315**	355		355
589		589	**Net rental and related income**	2	**274**		**274**	305		305
50		50	Fees and other income	2	**33**		**33**	9		9
	(10)	(10)	Amortisation of intangible asset			**(8)**	**(8)**		(3)	(3)
39	272	311	Funds and joint ventures (see also below)	3	**22**	**133**	**155**	14	66	80
(81)		(81)	Administrative expenses		**(42)**		**(42)**	(36)		(36)
	1,370	1,370	Net valuation gains (includes profits on disposals)	2		**643**	**643**		578	578
	(240)	(240)	Goodwill impairment							
			Net financing costs							
50		50	financing income		**28**		**28**	35		35
(419)		(419)	financing charges		**(185)**		**(185)**	(225)		(225)
	(122)	(122)	refinancing charges	6		**(228)**	**(228)**			
(369)	(122)	(491)			**(157)**	**(228)**	**(385)**	(190)		(190)
228	1,270	1,498	**Profit on ordinary activities before taxation**		**130**	**540**	**670**	102	641	743
			Taxation expense							
		(7)	current				**(6)**			(11)
		(307)	deferred				**(86)**			(130)
		(314)		2			**(92)**			(141)
		1,184	**Profit for the period after taxation attributable to shareholders of the Company**				**578**			602
		228p	Earnings per share: basic	1			**111p**			116p
		227p	diluted	1			**111p**			116p

			Share of results of funds and joint ventures							
39		39	Underlying profit pre-tax		**22**		**22**	14		14
	378	378	Net valuation gains (includes profits on disposals)			**167**	**167**		82	82
			Goodwill impairment			**(2)**	**(2)**			
	(9)	(9)	Current tax			**(2)**	**(2)**		(2)	(2)
	(97)	(97)	Deferred tax			**(30)**	**(30)**		(14)	(14)
39	272	311		3	**22**	**133**	**155**	14	66	80

[†] Restated as described in note 11.
* As defined in note 1.

Consolidated Balance Sheet
as at 30 September 2006

31 March 2006 Audited[†] £m		Note	**30 September 2006 Unaudited £m**	30 September 2005 Unaudited[†] £m	30 June 2006 Unaudited £m
	Assets				
	Non-current assets				
11,081	Investment properties	5	**12,540**	11,694	11,492
597	Development properties	5	**800**	304	693
11,678			**13,340**	11,998	12,185
	Other non-current assets				
1,234	Investments in funds and joint ventures	3	**1,204**	1,185	1,402
248	Other investments		**252**	171	247
65	Intangible assets		**57**	72	61
	Goodwill	8	**105**	180	
13,225			**14,958**	13,606	13,895
	Current assets				
36	Trading properties (at cost)	5	**49**	44	36
118	Debtors		**129**	81	111
133	Cash and short-term deposits	6	**195**	144	204
287			**373**	269	351
13,512	**Total assets**		**15,331**	13,875	14,246
	Liabilities				
	Current liabilities				
(129)	Short-term borrowings and overdrafts	6	**(140)**	(282)	(124)
(417)	Creditors		**(482)**	(467)	(456)
(546)			**(622)**	(749)	(580)
	Non-current liabilities				
(5,575)	Debentures and loans	6	**(6,420)**	(6,657)	(5,682)
(44)	Other non-current liabilities		**(47)**	(37)	(38)
(1,331)	Deferred tax liabilities		**(1,615)**	(1,133)	(1,447)
(6,950)			**(8,082)**	(7,827)	(7,167)
(7,496)	**Total liabilities**		**(8,704)**	(8,576)	(7,747)
6,016	**Net assets**		**6,627**	5,299	6,499
	Equity				
130	Share capital	10	**130**	130	130
1,253	Share premium	10	**1,255**	1,252	1,253
176	Other reserves	10	**274**	17	243
4,457	Retained earnings	10	**4,968**	3,900	4,873
6,016	**Total equity attributable to shareholders of the Company**		**6,627**	5,299	6,499
1486p	**EPRA NAV per share***	1	**1624p**	1256p	1592p

[†] Restated as described in note 11.
* As defined in note 1.

Detailed Consolidated Income Statement for the period ended 30 September 2006

		Three months ended 30 September 2006 Unaudited			Three months ended 30 June 2006 Unaudited			**Six months ended 30 September 2006 Unaudited**		
	Note	Underlying pre-tax* £m	Capital and other £m	Total £m	Underlying pre-tax* £m	Capital and other £m	Total £m	**Underlying pre-tax* £m**	**Capital and other £m**	**Total £m**
Gross rental and related income	2	160		160	155		155	**315**		**315**
Net rental and related income	2	138		138	136		136	**274**		**274**
Fees and other income	2	9		9	24		24	**33**		**33**
Amortisation of intangible asset			(4)	(4)		(4)	(4)		**(8)**	**(8)**
Funds and joint ventures (see also below)	3	13	64	77	9	69	78	**22**	**133**	**155**
Administrative expenses		(21)		(21)	(21)		(21)	**(42)**		**(42)**
Net valuation gains (includes profits on disposals)	2		281	281		362	362		**643**	**643**
Net financing costs										
financing income		(3)		(3)	31		31	**28**		**28**
financing charges		(79)		(79)	(106)		(106)	**(185)**		**(185)**
refinancing charges	6		(228)	(228)					**(228)**	**(228)**
		(82)	(228)	(310)	(75)		(75)	**(157)**	**(228)**	**(385)**
Profit on ordinary activities before taxation		57	113	170	73	427	500	**130**	**540**	**670**
Taxation expense										
current				(1)			(5)			**(6)**
deferred				(6)			(80)			**(86)**
	2			(7)			(85)			**(92)**
Profit for the period after taxation attributable to shareholders of the Company				163			415			**578**
Earnings per share: basic	1			31p			80p			**111p**
diluted	1			31p			80p			**111p**

Share of results of funds and joint ventures										
Underlying profit pre-tax		13		13	9		9	**22**		**22**
Net valuation gains (includes profits on disposals)			74	74		93	93		**167**	**167**
Goodwill impairment						(2)	(2)		**(2)**	**(2)**
Current tax						(2)	(2)		**(2)**	**(2)**
Deferred tax			(10)	(10)		(20)	(20)		**(30)**	**(30)**
	3	13	64	77	9	69	78	**22**	**133**	**155**

* As defined in note 1.

Consolidated Statement of Recognised Income and Expense for the period ended 30 September 2006

Year ended 31 March 2006 Audited† £m		Note	Six months ended 30 September 2006 Unaudited £m	Six months ended 30 September 2005 Unaudited† £m	Three months ended 30 September 2006 Unaudited £m
1,184	Profit for the period after taxation		**578**	602	163
	Valuation movements				
102	– on development properties	2	**107**	17	59
92	– on other investments	2	**5**	18	5
	Gains (losses) on cash flow hedges				
(26)	– *Group*		**11**	(47)	(23)
2	– Funds and joint ventures		**5**	(7)	(1)
(1)	Actuarial gain on pension scheme		**3**		
	Fair value adjustment on consolidation of former joint venture		**(7)**		(7)
(56)	Tax on items taken directly to equity		**(45)**		(12)
113	**Net gain (loss) recognised directly in equity**		**79**	(19)	21
	Transferred to the income statement (cash flow hedges)				
(14)	– foreign currency derivatives		**13**	(12)	3
32	– interest rate derivatives		**2**	4	
18			**15**	(8)	3
1,315	**Total recognised income and expense for the period**		**672**	575	187

† Restated as described in note 11.

Reconciliation of Movements in Shareholders' Funds

Year ended 31 March 2006 Audited £m		Six months ended 30 September 2006 Unaudited £m	Six months ended 30 September 2005 Unaudited £m	Three months ended 30 September 2006 Unaudited £m
	Capital items			
4	– Shares issued	**2**	3	2
(10)	– Purchase of ESOP shares	**(13)**	(9)	(9)
8	– Adjustment for share and share option awards	**11**	4	9
(84)	– Dividends paid in the period	**(61)**	(57)	(61)
(82)		**(61)**	(59)	(59)
1,315	Total recognised income and expense for the period	**672**	575	187
1,233	Movement in shareholders' funds for the period	**611**	516	128
4,783	*Opening equity shareholders' funds*	**6,016**	4,783	6,499
6,016	**Closing equity shareholders' funds**	**6,627**	5,299	6,627

Consolidated Cash Flow Statement for the period ended 30 September 2006

Year ended 31 March 2006 Audited £m		Note	**Six months ended 30 September 2006 Unaudited £m**	Six months ended 30 September 2005 Unaudited £m	Three months ended 30 September 2006 Unaudited £m
455	**Cash generated from operations**	4	**234**	242	107
(392)	Interest paid		**(158)**	(180)	(100)
13	Interest received		**8**	6	4
(10)	UK corporation tax received (paid)		**7**	(4)	(2)
(3)	Foreign tax paid			(2)	
25	Dividends received: funds and joint ventures		**23**		7
16	other investments		**18**		
104	**Net cash inflow from operating activities**		**132**	62	16
	Cash flows from investing activities				
(402)	Purchase of investment properties and development expenditure		**(237)**	(105)	(114)
1,889	Sale of investment properties		**285**	332	239
(8)	Foreign tax paid on property sales				
(3)	Purchase of investments				
(21)	Investment in and loans to funds and joint ventures		**(106)**	(3)	(8)
277	Capital distributions received from funds and joint ventures		**85**		80
69	Amounts repaid by funds and joint ventures			240	
(815)	Purchase of subsidiary companies (net of cash acquired)*		**4**	(815)	4
986	**Net cash inflow (outflow) from investing activities**		**31**	(351)	201
	Cash flows from financing activities				
4	Issue of ordinary shares		**2**	3	2
(10)	Purchase of ESOP shares		**(13)**	(9)	(9)
(84)	Dividends paid		**(61)**	(57)	(61)
753	Issue of BL Superstores Finance PLC securitised debt				
(705)	Redemption of BLSSP (Funding) PLC securitised debt				
	Issue of British Land debentures		**221**		221
	Amounts paid on exchange of British Land debentures		**(201)**		(201)
	Redemption of British Land debentures		**(20)**		(20)
(398)	Repayment of debt acquired with subsidiary companies		**(296)**	(403)	(296)
(669)	Increase (decrease) in bank and other borrowings		**272**	752	142
(1,109)	**Net cash (outflow) inflow from financing activities**		**(96)**	286	(222)
(19)	Net increase (decrease) in cash and cash equivalents		**67**	(3)	(5)
147	Cash and cash equivalents at 1 April 2006		**128**	147	200
128	**Cash and cash equivalents at 30 September 2006**		**195**	144	195
	Cash and cash equivalents consists of:				
133	Cash and short-term deposits		**195**	144	195
(5)	Overdrafts				
128			**195**	144	195

* Properties of £563 million acquired through corporate structures.

Notes to the accounts

1. Performance measures

Year ended 31 March 2006			**Six months ended 30 September 2006**		Six months ended 30 September 2005		Three months ended 30 September 2006	
Earnings £m	Pence per share	**Earnings per share (diluted)**	**Earnings £m**	**Pence per share**	Earnings £m	Pence per share	Earnings £m	Pence per share
228		Underlying pre-tax profit - income statement	**130**		102		57	
(43)		Tax charge relating to underlying profit	**(26)**		(22)		(12)	
185	36p	**Underlying earnings per share**	**104**	**20p**	80	15p	45	9p
1,184	227p	**Profit for the period after taxation†**	**578**	**111p**	602	116p	163	31p

† Prior periods restated as described in note 11.

Underlying pre-tax profit excludes gains on property revaluations and disposals, intangible asset movements and refinancing charges.

The weighted average number of shares in issue for the six month period was: basic: 519 million (three months ended 30 September 2006: 520 million; year ended 31 March 2006: 519 million; six months ended 30 September 2005: 518 million); diluted: 522 million (three months ended 30 September 2006: 523 million; year ended 31 March 2006: 521 million; six months ended 30 September 2005: 520 million). Basic earnings per share (undiluted) for the six month period were 111 pence (three months ended 30 September 2006: 31 pence; year ended 31 March 2006: 228 pence; six months ended 30 September 2005: 116 pence).

31 March 2006 £m	**Net asset value (NAV)**	**30 September 2006 £m**	30 September 2005 £m	30 June 2006 £m
6,016	**Balance sheet net assets**	**6,627**	5,299	6,499
1,636	Deferred tax arising on revaluation movements, capital allowances and derivatives	**1,908**	1,276	1,765
	Goodwill	**(105)**	(180)	
33	Mark to market on interest rate swaps		89	(22)
74	Surplus arising on trading properties	**78**	73	77
43	Dilution effect – options	**53**	38	53
7,802	**EPRA NAV**	**8,561**	6,595	8,372
1486p	**EPRA NAV per share**	**1624p**	1256p	1592p

The European Public Real Estate Association (EPRA) issued Best Practices Policy Recommendations in January 2006, which gives guidelines for performance measures. The **EPRA NAV per share** includes the external valuation surplus on trading properties but excludes the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances and is calculated on a fully diluted basis.

At 30 September 2006, the number of shares and potential shares in issue (on a fully diluted basis) was 527 million (30 June 2006: 526 million; 31 March 2006: 525 million; 30 September 2005: 525 million).

Total return per share for the six months ended 30 September 2006 was 12.2% before refinancing charges.

Notes to the accounts

2. Income statement notes

Year ended 31 March 2006 £m		**Six months ended 30 September 2006 £m**	Six months ended 30 September 2005 £m	Three months ended 30 September 2006 £m
	Gross and net rental income			
571	Rent receivable	**263**	293	134
54	Spreading of tenant incentives and guaranteed rent increases	**23**	27	12
10	Surrender premiums	**5**	7	
635	**Gross rental income**	**291**	327	146
55	Service charge income	**24**	28	14
690	**Gross rental and related income**	**315**	355	160
(57)	Service charge expense	**(25)**	(24)	(14)
(44)	Property operating expenses	**(16)**	(26)	(8)
589	**Net rental and related income**	**274**	305	138
	Fees and other income			
29	Performance and management fees	**11**	2	7
16	Dividend received from Songbird Estates PLC	**18**		
5	Other fees and commission	**4**	7	2
50		**33**	9	9
	Net revaluation gains on property and investments			
	In income statement			
1,203	Revaluation of properties	**607**	544	267
167	Gains on property disposals	**36**	34	14
1,370		**643**	578	281
378	Share of profits of funds and joint ventures (note 3)	**167**	82	74
1,748		**810**	660	355
	In consolidated statement of recognised income and expense			
102	Revaluation of development properties	**107**	17	59
92	Revaluation of investments	**5**	18	5
1,942		**922**	695	419
	Taxation expense			
	Current tax			
(3)	UK corporation tax (30%)	**5**	3	1
11	Foreign tax	**1**	9	
8		**6**	12	1
(1)	Adjustments in respect of prior years		(1)	
7	Total current tax charge	**6**	11	1
307	Deferred tax on income and revaluations	**86**	130	6
314	**Group total taxation (net)**	**92**	141	7
106	Attributable to funds and joint ventures	**32**	16	10
420	**Total taxation**	**124**	157	17

Tax attributable to underlying profits for the six months ended 30 September 2006 is £26 million (six months ended 30 September 2005: £22 million).

3. Funds and joint ventures

Summary of British Land's share of investments in funds and joint ventures at 30 September 2006

	Underlying profits £m	**Net investment £m**	Gross assets £m	Gross liabilities £m
Share of funds	**10**	**692**	1,375	(683)
Share of joint ventures	**12**	**512**	1,330	(818)
Total share of investments	**22**	**1,204**	2,705	(1,501)

The total investment in joint ventures is £522 million, which also incorporates £10 million being City of London Office Unit Trust (CLOUT) and its associated ventures, which is included within share of funds.

Amounts owed to joint ventures at 30 September 2006 were £31 million (30 June 2006: £30 million; 31 March 2006: £26 million; 30 September 2005: £29 million).

3. Funds and joint ventures (continued)

British Land's share of profits of funds and joint ventures

Year ended 31 March 2006 £m		Six months ended 30 September 2006 £m	Six months ended 30 September 2005 £m	Three months ended 30 September 2006 £m
123	**Gross rental income**	62	48	31
112	Net rental income	56	46	28
(6)	Other income and expenditure	(3)	(4)	(1)
(67)	Net financing costs	(31)	(28)	(14)
39	**Underlying profit before taxation**	22	14	13
378	Net valuation gains on property and investments	167	82	74
	Goodwill impairment	(2)		
417	**Profit on ordinary activities before taxation**	187	96	87
(9)	Current tax	(2)	(2)	
(97)	Deferred tax	(30)	(14)	(10)
311	**Profit on ordinary activities after taxation**	155	80	77

4. Reconciliation of profit on ordinary activities before tax to cash generated from operations

Year ended 31 March 2006† £m		Six months ended 30 September 2006 £m	Six months ended 30 September 2005† £m	Three months ended 30 September 2006 £m
1,498	Profit on ordinary activities before tax	670	743	170
11	Depreciation and amortisation	8	3	4
(1,369)	Net valuation gains on properties	(643)	(578)	(281)
(311)	Share of profits after tax of funds and joint ventures	(155)	(80)	(77)
369	Net financing costs	157	190	82
122	Refinancing charges	228		228
135	Other cash flow items	(31)	(36)	(19)
455	**Cash generated from operations**	234	242	107

† Restated as described in note 11.

5. Investment, development and trading properties

Investment, development and trading properties were valued on the basis of open market value, supported by market evidence, in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors.

31 March 2006 £m		30 September 2006 £m	30 September 2005 £m	30 June 2006 £m
11,081	Investment properties	12,540	11,694	11,492
597	Development properties	800	304	693
36	Trading properties at cost	49	44	36
11,714	Carrying value of properties on balance sheet	13,389	12,042	12,221
67	External valuation surplus on trading properties	73	62	69
(28)	Head lease liabilities	(33)	(27)	(26)
11,753	**Total British Land Group property portfolio valuation**	13,429	12,077	12,264
	Share of funds and joint ventures			
2,651	Investment properties	2,379	2,535	2,798
	Development properties	83		78
4	Trading properties at cost		31	4
7	Finance lease properties	7	8	7
3	External valuation surplus on trading properties		7	3
4	External valuation surplus on finance lease properties	5	4	5
(8)	Head lease liabilities	(6)	(11)	(8)
2,661		2,468	2,574	2,887
14,414	**Total property portfolio valuation**	15,897	14,651	15,151

Group properties valued at £8,993 million were subject to a security interest and other properties of non-recourse companies amounted to £8 million.

Notes to the accounts

6. Net debt

31 March 2006 £m		30 September 2006 £m	30 September 2005 £m	30 June 2006 £m
3,683	Securitisations	**3,668**	3,549	3,663
785	Debentures	**1,138**	786	784
1,049	Bank loans and overdrafts	**1,324**	2,413	1,183
187	Other bonds and loan notes	**430**	191	176
5,704	Gross debt	**6,560**	6,939	5,806
48	Interest rate and currency derivatives (liabilities)	**49**	92	39
(26)	Interest rate and currency derivatives (assets)	**(34)**	(17)	(36)
5,726		**6,575**	7,014	5,809
(133)	Cash and short-term deposits	**(195)**	(144)	(204)
5,593	**Net debt**	**6,380**	6,870	5,605

Gross debt includes £140 million due within one year at 30 September 2006 (30 June 2006: £124 million; 31 March 2006: £129 million; 30 September 2005: £282 million).

The principal amount of gross debt at 30 September 2006 was £6,571 million. Included in this, the principal amount of secured borrowings and other borrowings of non-recourse companies was £5,050 million.

Cash and deposits not subject to a security interest amount to £39 million.

On 29 August 2006 the Group's existing debentures were restructured to form a single £1 billion debenture pool secured on £1.8 billion of assets. The Group has incurred a pre-tax refinancing charge of £228 million, mainly due to the difference between the market and book values of those debentures. Other bonds and loan notes includes a £256 million floating rate secured loan note issued as consideration for the acquisition of the remaining 50% interest in BL Davidson Limited.

7. Dividends

The proposed interim dividend of 5.6 pence per share (30 September 2005: 5.2 pence per share) was approved by the Board on 20 November 2006 and is payable on 16 February 2007 to shareholders on the register at the close of business on 19 January 2007.

The reserves note shows total dividends paid in the six months ended 30 September 2006 of 11.8 pence per share, which is the 2006 final dividend of £61 million, that was paid on 18 August 2006.

The Company offers shareholders the option to reinvest their cash dividends automatically in the Company's shares through the Dividend Reinvestment Plan (DRIP). Further details of the DRIP can be found on the Company's website, *www.britishland.com*, or by calling Lloyds TSB Registrars' DRIP helpline on 0870 241 3018.

8. Corporate acquisitions

On 13 July 2006 the Group acquired seven B&Q stores and on 31 August 2006 acquired the remaining 50% of the issued share capital of BL Davidson Limited.

The fair values of the assets and liabilities acquired are detailed below and have been determined on a provisional basis as the Group is currently in the process of finalising the balance sheets at the date of acquisition.

	£m
Properties	**563**
Investment in joint ventures	**1**
Net debt	**(309)**
Other net current liabilities	**(11)**
	244
Deferred tax	**(90)**
Goodwill	**105**
Total consideration	**259**

9. Contingent liabilities

There were no contingent liabilities of the Parent Company for guarantees to third parties at 30 September 2006 (30 June; 31 March 2006; 30 September 2005: £Nil).

TPP Investments Limited, a wholly owned ring-fenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which liability is limited to £23 million (30 June; 31 March 2006; 30 September 2005: £44 million) and recourse is only to the partnership assets.

10. Reserves

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Total £m
At 1 April 2005 - as previously published	130	1,249	12	3,392	4,783
Restatement (note 11)			32	(32)	
Restated position at 1 April 2005	130	1,249	44	3,360	4,783
Total recognised income and expense			(27)	602	575
Share issues		3			3
Purchase of ESOP shares				(9)	(9)
Adjustment for share and share option awards				4	4
Dividends paid in the period				(57)	(57)
At 30 September 2005	130	1,252	17	3,900	5,299
Total recognised income and expense			159	581	740
Share issues		1			1
Purchase of ESOP shares				(1)	(1)
Adjustment for share and share option awards				4	4
Dividends paid in the period				(27)	(27)
At 31 March 2006	130	1,253	176	4,457	6,016
Total recognised income and expense*			67	418	485
Share issues*					
Purchase of ESOP shares*				(4)	(4)
Adjustment for share and share option awards*				2	2
Dividends paid in the period*					
At 30 June 2006	130	1,253	243	4,873	6,499
Total recognised income and expense*			31	156	187
Share issues*		2			2
Purchase of ESOP shares*				(9)	(9)
Adjustment for share and share option awards*				9	9
Dividends paid in the period*				(61)	(61)
At 30 September 2006	**130**	**1,255**	**274**	**4,968**	**6,627**
*Memorandum: Six months to 30 September 2006 as analysed		2	98	511	611

11. Basis of preparation

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The full accounts for the year ended 31 March 2006, which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union and which received an unqualified report from the auditors, and did not contain a statement under s237 (2) or (3) of the Companies Act 1985, have been filed with the Registrar of Companies.

The current period financial information presented in this document is unaudited. It has been prepared using accounting policies consistent with IFRS and the accounting policies set out in the Group's audited results for the year ended 31 March 2006, consistently applied in all material respects, with the exception that following an amendment to IAS 39 the surplus or deficit arising on the revaluation of other investments is now taken to equity rather than recognised directly in the income statement. This change has no impact on the Group's net assets and the comparative income statements have been restated on a consistent basis.

This is the first interim report presenting results for the three months ended 30 September prepared by British Land. A retrospective valuation was not carried out at 30 June 2005, due to the additional costs and limited benefits involved; accordingly, comparatives for the three months to 30 September 2005 are not presented.

The interim financial information was approved by the Board on 20 November 2006.

Pro forma information – proportional consolidation

Table A

Summary income statement based on proportional consolidation for the period ended 30 September 2006

The following pro forma information is unaudited and does not form part of the consolidated primary statements or the notes thereto. It presents the results of the Group, with funds and joint ventures consolidated on a line by line, i.e. proportional basis. The underlying profit before tax (£130m) and total profit after tax (£578m) are the same as presented in the consolidated income statement.

	Q2 Three months ended 30 September 2006 £m	Q1 Three months ended 30 June 2006 £m	**H1 Six months ended 30 September 2006 £m**	H1 Six months ended 30 September 2005 £m
Gross rental income	177	176	**353**	375
Net rental income	166	164	**330**	351
Fees and other income	10	24	**34**	9
Administrative expenses	(23)	(23)	**(46)**	(40)
Net interest costs	(96)	(92)	**(188)**	(218)
Underlying profit before tax	57	73	**130**	102
Debt refinancing costs	(228)		**(228)**	
Net valuation gains (includes profits on disposals)	355	455	**810**	660
Amortisation of intangible asset	(4)	(4)	**(8)**	(3)
Impairment of goodwill		(2)	**(2)**	
Profit on ordinary activities before tax	180	522	**702**	759
Tax charge relating to underlying profit	(12)	(14)	**(26)**	(22)
Other taxation (mainly deferred tax)	(5)	(93)	**(98)**	(135)
	(17)	(107)	**(124)**	(157)
Profit for the period after taxation	163	415	**578**	602
Underlying earnings per share – diluted basis	9p	11p	**20p**	15p

The underlying earnings per share is calculated on underlying pre-tax profit of £130 million (six months ended 30 September 2005: £102 million), tax attributable to underlying profits of £26 million (six months ended 30 September 2005: £22 million) and fully diluted shares numbering 522 million (six months ended 30 September 2005: 520 million). Gross rental income excludes service charge receivable.

Pro forma summary balance sheets based on proportional consolidation

The following pro forma information is unaudited and does not form part of the consolidated primary statements or the notes thereto. It presents the composition of the net assets of the Group, with share of funds and joint venture assets and liabilities included on a line by line, i.e. proportional basis and assuming full dilution.

31 March 2006 £m		**30 September 2006 £m**	30 September 2005 £m	30 June 2006 £m
8,775	Retail properties	**9,770**	8,379	9,174
5,200	Office properties	**5,619**	5,458	5,515
439	Other properties	**508**	814	462
14,414	Total properties	**15,897**	14,651	15,151
250	Other investments	**253**	179	248
65	Intangible assets	**57**	72	61
(243)	Other net liabilities	**(262)**	(281)	(299)
(6,684)	Net debt	**(7,384)**	(8,026)	(6,789)
7,802	**EPRA NAV**	**8,561**	6,595	8,372
1486p	**EPRA NAV per share** (note 1)	**1624p**	1256p	1592p
	Calculation of EPRA NNNAV per share			
7,802	EPRA net assets	**8,561**	6,595	8,372
(1,530)	Deferred tax arising on revaluation movements	**(1,820)**	(1,190)	(1,670)
(33)	Mark to market on interest rate swaps		(89)	22
(386)	Mark to market on debt	**(148)**	(428)	(313)
125	Tax relief arising thereon	**44**	154	88
5,978	**EPRA NNNAV**	**6,637**	5,042	6,499
1139p	**EPRA NNNAV per share**	**1259p**	960p	1236p

EPRA NNNAV is the EPRA NAV less fair value adjustments for debt and derivatives and the deferred taxation on revaluations and capital allowances.

Independent Review Report to The British Land Company PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2006 which comprises the consolidated income statement, consolidated balance sheet, consolidated statement of recognised income and expense, the reconciliation of movements in shareholders' funds, consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
London
20 November 2006

Corporate Strategy

British Land seeks to achieve superior long-term growth in shareholder value by:

- focusing on prime assets in the office and retail sectors;
- creating exceptional long-term investments with strong covenants, long lease profiles and good growth potential;
- enhancing property returns through active sales, purchases, management and development;
- maximising risk-adjusted returns through optimal financing and partnership with others; and
- taking advantage of opportunities in the property market through flexibility, entrepreneurial organisation, deal-doing and financing.

Directors of The British Land Company PLC

• **Sir John Ritblat** FRICS, Hon FRIBA
Chairman

•*† **Dr Christopher Gibson-Smith** BSc, PhD, MS
Deputy Chairman

▪ **Stephen Hester** BA
Chief Executive

• **Michael Cassidy** CBE, BA, MBA
Non-Executive

▪ **Robert Bowden** BSc, FRICS
Property Investment Director

*† **Robert Swannell** FCA
Non-Executive

▪ **Graham Roberts** BA, FCA
Finance Director

•*† **Sir David Michels**
Non-Executive

•* **Kate Swann**
Non-Executive

•*† **Lord Turnbull** KCB, CVO
Non-Executive

▪ **Andrew Jones** BSc (Hons), MRICS
Co-Head of Asset Management

▪ **Tim Roberts** BSc (Hons), MRICS
Co-Head of Asset Management

▪ Member of the Executive Committee
• Member of the Nomination Committee
* Member of the Remuneration Committee
† Member of the Audit Committee

Secretary
Anthony Braine LLB, FCIS

Head Office and Registered Office

10 Cornwall Terrace
Regent's Park
London NW1 4QP
Telephone 020 7486 4466
Fax 020 7935 5552
www.britishland.com

Registrars and Transfer Office

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 6003984

Printed on HannoArt Silk, Totally Chlorine Free (TCF) giving zero Absorbable Organo Halogens (AOX), manufactured with pulp from sustainable forests.

RECYCLABLE

Photo credits

Front cover
Workshop or associate of Hans Holbein the Younger
Henry VIII c.1540–5?
Oil on oak 237.9 x 134 cm
National Museums Liverpool, Walker Art Gallery

Inside front cover
Workshop of Hans Holbein the Younger
Henry VIII c.1540?
Black, red and white chalk on pink primed paper 30.7 x 24.4 cm
Inscribed on the verso: Hans Swarttung
Staatliche Graphische Sammlung, Munich

Page 15
*A Lady with a Squirrel and a Starling (Anne Lovell?) c.*1527
Oil on oak 56 x 38.8 cm
The National Gallery, London. Bought with contributions from the National Heritage Memorial Fund and The Art Fund and Mr J. Paul Getty Jnr (through the American Friends of the National Gallery), 1992

Inside back cover
Portrait of a Lady, thought to be Anne Boleyn
c.1532–5
Black and red chalk, black ink and brush, yellow wash on pink prepared paper 32.1 x 23.5 cm
Inscribed in a seventeenth-century hand:
Anna Bullen de collato/Fuit Londoni 19 May 1536

Back cover
Queen Jane Seymour 1536–7?
Oil on oak 65.4 x 40.7 cm
Kunsthistorisches Museum, Wien oder KHM, Wien

Designed by CDT Design | Copywriting by Tim Shackleton | Printed by Fulmar Colour



Hans Holbein's portrait (which appears on the back cover) depicts Jane Seymour *c*.1536, the year she married Henry VIII. Like her King, she is richly costumed in velvet, pearls and jewels, her neck and shoulders voluptuously exposed. Soon she would be carrying Henry's heir, the boy king Edward VI, whose birth she would survive by a mere 11 days. In later years her family would remember her brief marriage to the King of England through the portrait of Henry seen on the front cover, which is believed to have been commissioned from Holbein's studio by her brother Edward.

Holbein also painted Henry's fourth queen, Anne of Cleves, and very possibly his fifth, Catherine Howard. This chalk drawing is thought to show Anne Boleyn, his second wife, beheaded for treason in 1536. Although formal identification has never been possible, the jewels on her hood and bodice clearly indicate a woman of noble family.

